EXHIBIT 99.5

GAMESQUARE ESPORTS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON June 21, 2022

May 4, 2022

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS		1
MANAGEMENT INFORMATION CIRCULAR		1
GENERAL INFORMATION		1
GENERAL INFORMATION		1
PROXY SOLICITATION AND VOTING		2
Record Date		2
Voting Securities		2
Solicitation of Proxies		2
Quorum		2
ATTENDING THE MEETING		2
Virtual Only Format		2
Participation by Registered Shareholders and Duly Appointed Proxyholders		3
Participation by Non-Registered Holders		3
VOTING INFORMATION FOR REGISTERED HOLDERS		4
Voting by Proxy		4
Revocation of Proxy		4
Voting at the Meeting		5
VOTING INFORMATION FOR NON-REGISTERED HOLDERS		5
Voting by Proxy		5
Revocation of Proxy		6
Voting at the Meeting		6
Delivery of Proxy-Related Materials to Objecting Beneficial Holders		7
REGISTERING A PROXYHOLDER		7
VOTING OF SHARES		7
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF		8
APPROVAL OF MATTERS		8
MATTERS TO BE CONSIDERED AT THE MEETING		8
1.	Election of Directors	8
Nominees for Election to the Board		8
Corporate Cease Trade Order, Bankruptcies, Penalties or Sanctions		11
2.	Appointment of Auditors	12
3.	Approval of the Stock Option Plan	12
4.	Approval of the RSU Plan	14
5.	Amendment to Articles	17
6.	Approval of the Common Share Consolidation	21
STATEMENT OF EXECUTIVE COMPENSATION		24
Director Compensation		24
Compensation Securities		27
Pension Plan Benefits		30
Termination of Employment, Change in Responsibilities, and Employment Contracts		30
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		31
Director and Officer Insurance		31
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		32
STATEMENT OF GOVERNANCE PRACTICES		32
Director Independence		32
Board Mandate		32
Meetings		33
Board Committees		33
Directorships and Board Interlocks		34
Position Descriptions		34
Orientation and Continuing Education		34
Ethical Business Conduct		35
Nomination and Election of Directors		35
Other Board Committees		35
Assessments		35
Risk Oversight		36
OTHER BUSINESS		36
SHAREHOLDER PROPOSALS		36
ADDITIONAL INFORMATION		36
APPROVAL OF DIRECTORS		37
SCHEDULE “A” AUDIT COMMITTEE CHARTER		A-1
SCHEDULE “B” AMENDMENT RESOLUTION		B-1
SCHEDULE “C” CONSOLIDATION RESOLUTION		C-1

GAMESQUARE ESPORTS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of GameSquare Esports Inc. (“GameSquare” or the “Corporation”) will be held virtually via live audio webcast available online using https://virtual-meetings.tsxtrust.com/1344 on Tuesday June 21, 2022 at 11:00 a.m. (Toronto time) for the following purposes:

1.

to receive the audited consolidated financial statements of the Corporation as at and for the thirteen months ended December 31, 2021, together with the auditors’ report thereon (the “Financial Statements”);

2.	to elect directors to the board of directors of the Corporation (the “Board of Directors”) for the ensuing year;
3.	to re-appoint Kreston GTA LLP as auditors of the Corporation for the ensuing year and to authorize the Board of Directors to fix their remuneration;
4.	to approve the continuation of the Corporation’s rolling stock option plan;
5.	to approve the continuation of the Corporation’s restricted share unit compensation plan;
6.

to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in Schedule “B” of the accompanying management information circular of the Corporation (the “Circular”), to authorize and approve an amendment of the articles of the Corporation to amend the rights, privileges, conditions and restrictions of the existing class of the issued and outstanding common shares of the Corporation (the “Common Shares”) and to create a new class of shares of the Corporation to be designated as “Proportionate Voting Shares” (the “Amendment Resolution”);

7.

to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in Schedule “C” of the Circular, to authorize and approve an amendment of the articles of the Corporation to consolidate the issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for four (4) pre-consolidation Common Shares (the “Consolidation Resolution”); and

8.	to transact such further or other business as may properly come before the Meeting or any postponements or adjournments thereof.

The accompanying Circular, dated May 4, 2022, provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

This year, to deal with the ongoing public health impact of COVID-19 and mitigate risks to the health and safety of the Corporation’s Shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format which will be conducted via live audio webcast available online using https://virtual-meetings.tsxtrust.com/1344. At this website, Shareholders will be able to participate in the Meeting, submit questions and vote their Common Shares while the Meeting is being held. We hope that hosting a virtual meeting helps enable greater participation by our Shareholders by allowing Shareholders that might not otherwise be able to travel to a physical meeting to attend online, while minimizing the health risk that are associated with large gatherings.

In connection with the Meeting, the Corporation has elected to use the Canadian Securities Administrators’ “notice-and-access” delivery model, which allows the Corporation to furnish the Circular, the accompanying proxy-related materials, the Financial Statements and associated management’s discussion and analysis (collectively, the “Meeting Materials”) to Shareholders over the internet, resulting in lower costs and a reduction in the environmental impact of the Meeting. Under notice-and-access, Shareholders will continue to receive a proxy or voting instruction form enabling them to vote at the Meeting; however, instead of a paper copy of the Meeting Materials, including the Circular, Shareholders will receive a notice with information on how they may access the Meeting Materials, including the Circular, electronically. On or about May 20, 2022, the Corporation intends to mail Shareholders of record as of May 9, 2022 a notice with information about the notice-and-access process and voting instructions, as well as a proxy or voting instruction form containing instructions on how to access the Meeting Materials. Shareholders are reminded to review the circular prior to voting. Shareholders with questions about notice-and-access can call TSX Trust Company toll free at 1-866-600-5869 or by email at tsxtis@tmx.com. The Meeting Materials can be viewed online at the following internet address: https://docs.tsxtrust.com/2310 or under the Corporation’s SEDAR profile at www.sedar.com. Please note that if you request a paper copy of the Circular, you will not receive a new form of proxy or voting instruction form, so you should retain these forms sent to you in order to vote.

- 2 -

Registered Shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online at https://virtual-meetings.tsxtrust.com/1344. If you are a registered Shareholder, whether or not you plan to attend the Meeting, you are requested to complete, sign, date and return to TSX Trust Company, the transfer agent and registrar of the Common Shares, the enclosed form of proxy. To be valid, proxies must be deposited with TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 or over the internet at www.voteproxyonline.com no later than 11:00 a.m. (Toronto time) on June 17, 2022, being the second last business day preceding the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

If you are a non‐registered Shareholder (for example, if you hold your Common Shares in an account with a broker, dealer or other intermediary), whether or not you plan to attend the Meeting, you should complete and send the form of proxy or voting instruction form, as applicable, in accordance with the instructions provided by your broker or intermediary. These instructions include the additional step of registering proxyholders with TSX Trust Company, the transfer agent and registrar of the Common Shares, after submitting your form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a “Control Number” or username to participate in the Meeting and only being able to attend as a guest. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but will not be able to vote or submit questions at the Meeting. Please refer to the voting instructions provided in the “Proxy Voting Information for Non-Registered Holders” section of the accompanying Circular and call your broker, dealer or other intermediary for information on how you can vote your Common Shares.

The Board of Directors has fixed May 4, 2022 as the record date for the determination of Shareholders entitled to receive notice of and vote at the Meeting. Any Shareholder that has acquired Common Shares after the record date will not be entitled to receive notice of or vote those Common Shares at the Meeting.

DATED at Toronto, Ontario this 4th day of May, 2022.

BY ORDER OF THE BOARD OF DIRECTORS “Justin Kenna” Justin Kenna Chief Executive Officer GameSquare Esports Inc.

- 3 -

GAMESQUARE ESPORTS INC.

MANAGEMENT INFORMATION CIRCULAR

This management information circular dated May 4, 2022 (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of GameSquare Esports Inc. (“GameSquare” or the “Corporation”), for use at the annual meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) to be held on June 21, 2022 commencing at 11:00 a.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”).

GENERAL INFORMATION

The Corporation has elected to utilize the Canadian Securities Administrators’ “notice-and-access” delivery model for distribution of this Circular (along with the audited consolidated financial statements of the Corporation for the thirteen months ended December 31, 2021 and the report of the auditors thereon, as well as the associated management’s discussion and analysis) to registered Shareholders and Beneficial Holders (as defined below). Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials (such as proxy circulars) online, via the SEDAR website at www.sedar.com and one other website, rather than mailing paper copies of such materials to Shareholders.

Notice-and-access directly benefits the Corporation through a substantial reduction in both postage and printing costs and also promotes environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

It is anticipated that copies of proxy-related materials will be distributed to registered Shareholders and Beneficial Holders on or about May 20, 2022 pursuant to the notice-and-access regime. It is anticipated that a notice with information about the notice-and-access process and voting instructions as well as a proxy or voting instruction form (collectively, the “Meeting Materials”) will be distributed to Shareholders on or about May 20, 2022.

Registered Shareholders and Beneficial Holders with questions about notice-and-access can call the Corporation’s transfer agent, TSX Trust Company toll free at 1-866-600-5869 or by email at tsxtis@tmx.com. The Meeting Materials can be viewed online at the following internet address: https://docs.tsxtrust.com/2310 or under the Corporation’s SEDAR profile at www.sedar.com. Please note that if you request a paper copy of the Circular, you will not receive a new form of proxy or voting instruction form, so you should retain these forms sent to you in order to vote

Registered Shareholders and Beneficial Holders may obtain paper copies of the Meeting Materials by postal delivery at no cost to them. Requests may be made up to one year from the date the Circular was filed on www.sedar.com by contacting TSX Trust Company toll free at 1-866-600-5869 or via e-mail to tsxtis@tmx.com. In order to receive the Circular in sufficient time to allow for review and return of the proxy by no later than 11:00 a.m. (Toronto time) on June 17, 2022, a request for paper copies should be sent so that it is received by TSX Trust Company no later than the end of business on June 10, 2022.

GENERAL INFORMATION

With respect to dollar amounts referenced herein, “$” refers to Canadian dollars unless otherwise noted. Unless the context otherwise requires, all references hereinafter in this Circular to the “Corporation” refer to GameSquare Esports Inc. and its subsidiary entities as a whole.

References to “management” in this Circular means the persons acting in the capacities of the Corporation’s Chief Executive Officer, President and Chief Financial Officer. Any statements in this Circular made by or on behalf of management are made in such persons’ capacities as officers of the Corporation and not in their personal capacities.

- 4 -

PROXY SOLICITATION AND VOTING

Record Date

The board of directors of the Corporation (the “Directors”, the “Board” or the “Board of Directors”) has fixed May 4, 2022 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and vote at the Meeting. Shareholders of record at the close of business on that date will be entitled to vote at the Meeting. Accordingly, any Shareholder that has acquired Common Shares after the Record Date will not be entitled to receive notice of or vote those Common Shares at the Meeting.

Voting Securities

The Common Shares are the only outstanding securities of the Corporation that entitle holders to vote at meetings of Shareholders. Each Common Share outstanding on the Record Date is entitled to one vote. Instructions on how registered and non-registered Shareholders may vote their Common Shares are provided below under the headings “Voting Information for Registered Holders” and “Voting Information for Non-Registered Holders”.

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by representatives of the Corporation without special compensation. The Corporation may also engage a third party to provide proxy solicitation services on behalf of management in connection with the solicitation of proxies for the Meeting. The Corporation will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of this Circular. The Corporation will also pay the fees and costs of intermediaries for their services in transmitting proxy-related material in accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). The Corporation is sending the proxy-related materials directly to “NOBOs” (as defined herein), through the services of its transfer agent and registrar, TSX Trust Company (the “Transfer Agent”). These costs are expected to be nominal.

Quorum

The quorum at the Meeting or any adjournment or postponement thereof (other than at an adjournment or postponement for lack of quorum) will be two persons present, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled, who, together, hold or represent by proxy not less than 33 1/3% of the votes attaching to the outstanding Common Shares on the Record Date.

ATTENDING THE MEETING

Virtual Only Format

This year, to deal with the ongoing public health impact of COVID-19 and mitigate risks to the health and safety of the Corporation’s Shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format which will be conducted via live audio webcast available online using https://virtual-meetings.tsxtrust.com/1344. At this website, Shareholders will be able to participate in the Meeting, submit questions and vote their Common Shares while the Meeting is being held. We hope that hosting a virtual meeting helps enable greater participation by our Shareholders by allowing Shareholders that might not otherwise be able to travel to a physical meeting to attend online, while minimizing the health risk that are associated with large gatherings.

The Meeting will be hosted online only by way of a live audio webcast. A summary of the information Shareholders will need to attend the online Meeting is provided below. The Meeting will begin at 11:00 a.m. on June 21, 2022, and can be accessed online at https://virtual-meetings.tsxtrust.com/1344. Registered Shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting. Beneficial Holders who have not duly appointed themselves as proxyholder will be able to attend the Meeting, but can only attend as a guest and will not be able to vote or submit questions at the Meeting.

- 5 -

Please refer to the virtual meeting guide for instructions regarding the registration and participation of Shareholders at the Meeting, including a list of compatible web browsers and contact information for technical support. This guide was enclosed with the materials mailed to registered Shareholders and is also available at https://docs.tsxtrust.com/2310.

It is recommended that Shareholders and proxyholders submit their questions and comments on any formal matters to be considered during the Meeting as soon as possible after joining the Meeting so they can be addressed at the right time. Submission may be made in writing by using the relevant dialog box in the function “Ask a question” during the Meeting. Only registered Shareholders and duly appointed and registered proxyholders may make submissions during the Meeting.

The Chair of the Meeting or members of management present at the Meeting will respond to submissions relating to a matter to be voted on before a vote is held on such matter, if applicable. General questions will be addressed by the Chair of the Meeting and other members of management following the end of the Meeting during the question period.

So that as many submissions as possible are addressed, Shareholders and proxyholders are asked to be brief and concise and to cover only one topic per submission. Submissions from multiple Shareholders on the same topic or that are otherwise related will be grouped, summarized and addressed together.

All Shareholder submissions are welcome. However, the Corporation does not intend to address submissions that:

•	are irrelevant to the Corporation, its operations or to the business of the Meeting;
•	are related to non-public information;
•	are derogatory or otherwise offensive;
•	are repetitive or have already been asked by other Shareholders;
•	are in furtherance of a Unitholder’s personal or business interests; or
•	are out of order or not otherwise appropriate as determined by the Chair or Secretary of the Meeting in their reasonable judgment.

In the event of a technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action as the Chair determines is appropriate considering the circumstances.

Participation by Registered Shareholders and Duly Appointed Proxyholders

Registered Shareholders that have a 12-digit control number located on their Form of Proxy (as defined below), along with duly appointed proxyholders who were assigned a username by the Transfer Agent (see “Registering a Proxyholder” below), will be able to vote and submit questions during the Meeting. To do so, please go to https://virtual-meetings.tsxtrust.com/1344 at least 15 minutes prior to the start of the Meeting to login. Click on “I have a control number” and enter your 12-digit control number or username along with the password “gamesquare2022” (case sensitive).

If a Shareholder who has submitted a proxy attends the Meeting via webcast, any votes cast by such Shareholder on a ballot will be counted and the submitted Form of Proxy will be revoked and disregarded.

It is important that registered Shareholders and duly appointed proxyholders eligible to vote at the Meeting are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is the responsibility of each registered Shareholder and duly appointed proxyholder to ensure connectivity for the duration of the Meeting.

Participation by Non-Registered Holders

Beneficial Holders who have not appointed themselves as proxyholder to vote at the Meeting but who wish to attend the Meeting virtually will only be able to attend as a guest by going to https://virtual-meetings.tsxtrust.com/1344 at least 15 minutes prior to the start of the Meeting, clicking on “I am a guest”. Such Beneficial Holders will be able to listen to the Meeting but will not be able to vote or submit questions.

- 6 -

VOTING INFORMATION FOR REGISTERED HOLDERS

A registered Shareholder (that is, a person who holds Common Shares in his, her or its own name as of the Record Date) may vote at the Meeting or may appoint another person as proxyholder in accordance with the instructions below. Registered Shareholders are requested to vote their Common Shares in advance of the proxy voting deadline of 11:00 a.m. (Toronto time) on June 17, 2022, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to such adjourned or postponed Meeting, whether or not they plan to virtually attend the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Registered Shareholders may vote their Common Shares in two ways:

•	Vote by proxy; or
•	Attend the Meeting and vote online.

Voting by Proxy

Together with this Circular, registered Shareholders will also be sent a form of proxy (a “Form of Proxy”). To be valid, proxies or instructions must be deposited at the offices of TSX Trust Company at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1, so as not to arrive later than 11:00 a.m. (Toronto time) on June 17, 2022. If the Meeting is postponed or adjourned, proxies or instructions to the Transfer Agent must be deposited 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy or instructions are to be used. You may also vote online by going to www.voteproxyonline, entering your 12-digit control number and providing your voting instructions, by facsimile by completing, dating and signing the form of proxy and returning it by facsimile to the Transfer Agent at 416-595-9593 or by email at or by email at tsxtis@tmx.com.

The persons named in such Form of Proxy are officers of the Corporation. A Shareholder who wishes to appoint some other person to represent him, her or it at the Meeting may do so by inserting another person’s name in the blank space provided in the Form of Proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Corporation. Registered Shareholders who wish to appoint a proxyholder to represent them at the Meeting must submit their Form of Proxy and follow the instructions set out under “Registering a Proxyholder” in order to register such proxyholder with the Transfer Agent in advance of the Meeting. Registering your proxyholder is an additional step to be completed AFTER your have submitted your Form of Proxy. Failure to register the proxyholder will result in the proxyholder not receiving a control number or username that is required to participate in and vote at the Meeting.

The Form of Proxy (or any other document appointing a proxy) must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators and directors or similarly otherwise should so indicate and provide satisfactory evidence of such authority.

Revocation of Proxy

A Shareholder that has given a proxy may revoke the proxy or revoke or amend the voting instructions given to the proxyholder: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing confirming the revocation of the previously submitted proxy: (i) by email to Mr. Kevin Wright, President, at IR@gamesquare.com at any time up to and including the last business day preceding the day of the applicable Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any postponement or adjournment thereof; or (c) in any other manner permitted by law.

If a Shareholder who has submitted a proxy attends the Meeting via webcast, any votes cast by such Shareholder on a ballot will be counted and the submitted Form of Proxy will be revoked and disregarded.

- 7 -

Voting at the Meeting

A registered Shareholder that wishes to vote his, her or its Common Shares personally at the Meeting does not need to complete and return the Form of Proxy. To vote online during the Meeting:

•	Log in at https://virtual-meetings.tsxtrust.com/1344 at least 15 minutes before the Meeting starts;
•	Click on “I have a control number”;
•	Enter your 12-digit control number or username;
•	Enter the password: “gamesquare2022” (case sensitive); and
•	Vote.

If you attend the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to log in to the Meeting online and complete the related procedures. The votes of registered Shareholders who elect to vote at the Meeting will be taken and counted at the Meeting.

VOTING INFORMATION FOR NON-REGISTERED HOLDERS

Information set forth in this section is very important to persons who hold Common Shares otherwise than in their own names. A non-registered securityholder of the Corporation (a “Beneficial Holder”) who beneficially owns Common Shares, but such Common Shares are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

Common Shares that are listed in an account statement provided to a Beneficial Holder by a broker are likely not registered in the Beneficial Holder’s own name on the records of the Corporation and such Common Shares are more likely registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee.

Beneficial Holders may vote their Common Shares in two ways:

•	Vote by proxy; or
•	Attend the Meeting and vote online.

Voting by Proxy

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

The Corporation is relying upon the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from the Transfer Agent. The VIF is to be completed and returned to TSX Trust Company as set out in the instructions provided on the VIF. TSX Trust Company will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

The proxy-related materials are being sent to both registered Shareholders and Beneficial Holders. If you are a Beneficial Holder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

- 8 -

Beneficial Holders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting. The Corporation has elected to pay for intermediaries to distribute these materials to Beneficial Holders who are OBOs under NI 54-101.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholders’ meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the VIF supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions (“Broadridge”). Broadridge typically prepares a machine-readable VIF, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the VIF to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. The VIF must be returned to Broadridge (or other intermediary) well in advance of the Meeting in order to have the Common Shares voted. A Beneficial Holder receiving a VIF cannot use that VIF to vote Common Shares directly at the Meeting. You may also vote using the following methods:

•	Online – Go to www.proxyvote.com, enter your 16-digit control number and provide your voting instructions.
•

Telephone – Call the toll-free number listed on your voting instruction form from a touch tone phone and follow the automatic voice recording instructions to vote. You will need your 16-digit control number to vote.

Revocation of Proxy

Each broker or intermediary has its own procedures for revoking a proxy or voting instructions. Accordingly, a Beneficial Holder that wishes to revoke his, her or its proxy or voting instructions should contact such broker or intermediary directly well in advance of the Meeting.

Voting at the Meeting

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of CDS or their broker or other intermediary, a Beneficial Holder may virtually attend the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to virtually attend the Meeting and vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the VIF provided to them and return the same to their broker, intermediary or agent in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting and follow the instructions set out under “Registering a Proxyholder” for registering themselves as a proxyholder with the Transfer Agent in advance of the Meeting. Registering your proxyholder is an additional step to be completed AFTER your have submitted your Form of Proxy. Failure to register the proxyholder will result in the proxyholder not receiving a control number or username that is required to participate in and vote at the Meeting.

Beneficial Holders who have appointed themselves as proxyholders and received a control number or username to join the Meeting, must follow the steps outlined below:

•	Log in at https://virtual-meetings.tsxtrust.com/1344 at least 15 minutes before the Meeting starts;
•	Click on “I have a control number”;
•	Enter your 12-digit control number or username;
•	Enter the password: “gamesquare2022” (case sensitive); and
•	Vote.

If you have appointed yourself as a proxyholder to vote your Common Shares at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to log in to the Meeting online and complete the related procedures.

- 9 -

Delivery of Proxy-Related Materials to Objecting Beneficial Holders

The Corporation intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 – Request for Voting Instructions to “objecting beneficial owners” in accordance with NI 54-101.

REGISTERING A PROXYHOLDER

Shareholders who wish to appoint a proxyholder to represent them at the Meeting, including Beneficial Holders who wish to appoint themselves as proxyholder to attend and vote at the Meeting, must submit their Form of Proxy or VIF, as applicable, prior to registering a proxyholder. Registering a proxyholder is an additional step Shareholders will need to complete after submitting a Form of Proxy or VIF. Failure to register a proxyholder will result in the proxyholder not receiving a control number or username to participate in the Meeting. To register a proxyholder, Shareholders must complete the form to request a control number found at the following website: https://tsxtrust.com/resource/en/75 and return the form according to the instructions included on the form via email to: TSXTrustProxyVoting@tmx.com not later than 11:00 a.m. (Toronto time) on June 17, 2022, or if the Meeting is adjourned or postponed, not less 48 hours, excluding Saturdays, Sundays and holidays, prior to such adjourned or postponed Meeting, and provide the Transfer Agent with their proxyholder’s contact information so that the Transfer Agent may provide the proxyholder with a control number or username via email. Without a control number or username, proxyholders will not be able to participate online at the Meeting.

VOTING OF SHARES

The Common Shares represented by proxies will be voted for, against or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Common Shares represented by properly executed proxies will be voted for, against or withheld from voting accordingly. In the absence of such specification, such Common Shares represented by the proxyholders specified by management of the Corporation in the Form of Proxy will be voted at the Meeting as follows:

•	FOR the election of six nominees to the Board of Directors;
•	FOR the re-appointment of Kreston GTA LLP as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;
•	FOR approving the continuation of the Corporation’s rolling stock option plan;
•	FOR approving the continuation of the Corporation’s restricted share unit compensation plan;
•	FOR approving the Amendment Resolution; and
•	FOR approving the Consolidation Resolution.

For more information on these matters, please see the section entitled “Matters to be Considered at the Meeting” in this Circular.

The persons appointed under the Form of Proxy or VIF provided by a broker or intermediary have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjustment. At the time of printing this Circular, management and the Directors are not aware of any such amendments, variations or other matters to be presented for action at the Meeting. If any other matter should properly be presented at the Meeting or any postponement or adjustment, a proxyholder will have the discretion to vote the Common Shares represented by such proxy in accordance with his or her best judgment.

- 10 -

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As of the date of this Circular, there were 244,381,900 Common Shares outstanding. At the Meeting, each Shareholder of record at the close of business on May 9, 2022, the Record Date for the Meeting, will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.

To the knowledge of the Directors and executive officers of the Corporation, except as set forth below, there are no persons that beneficially own or exercise control or direction, directly or indirectly, more than 10% of the issued and outstanding Common Shares, other than as set out below:

Name	Aggregate Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Common Shares
Blue & Silver Ventures, Ltd.	62,184,372	25.4%
Goff NextGen Holdings, LLC	34,894,791	14.3%

APPROVAL OF MATTERS

The approval of matters to be placed before the Meeting, other than the Option Plan Resolution, RSU Plan Resolution, Amendment Resolution and Consolidation Resolution, will be by “ordinary resolution”, which is a resolution passed by a simple majority (50% plus 1) of the votes cast by Shareholders of the Corporation present at the Meeting and entitled to vote in person or by proxy. The Option Plan Resolution and RSU Plan Resolution will each be approved by a majority of the disinterested Shareholders of the Corporation. The Amendment Resolution will be approved (a) by “special resolution”, which is a resolution passed by a special majority (66 2/3%) of the votes cast by Shareholders of the Corporation present at the Meeting and entitled to vote in person or by proxy (“Special Resolution”) and (b) a simple majority (50% plus 1) of the votes cast by Shareholders of the Corporation present at the Meeting and entitled to vote in person or by proxy, excluding the votes required to be excluded by the Restricted Share Rules (as defined below). The Consolidation Resolution will be approved by Special Resolution.

MATTERS TO BE CONSIDERED AT THE MEETING

1. Election of Directors

Nominees for Election to the Board

The articles of the Corporation provide for a minimum of one and a maximum of ten Directors. The Board has the authority to set the number of Directors, such number presently being fixed at six. Each of the six individuals listed below are being recommended for election as Directors, as the term of office for each current Director expires at the close of the Meeting. If elected, they will hold office until the close of the next annual meeting of Shareholders or until their successors are elected or appointed, unless such office is earlier vacated in accordance with the Corporation’s by-laws. All of the proposed nominees are currently Directors.

The following tables set forth profiles of the six nominees, including the positions and offices with the Corporation now held by each nominee, the present principal occupation or employment of each nominee, the period during which each nominee has served as a Director and the number of securities of the Corporation (including Common Shares, options to purchase Common Shares, RSUs (as defined herein), in each case if applicable) beneficially owned, or controlled or directed, directly or indirectly, by each nominee as at the date of this Circular. The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by each nominee has been furnished by the respective proposed nominee.

The Board has determined that four of the six individuals nominated for election as a Director at the Meeting are independent. The only Directors who are not independent are Mr. Kenna, due to also being the Chief Executive Officer of the Corporation, and Mr. Wright, due to also being the President of the Corporation. All of the members of the Audit Committee are independent Directors. For more information about the Corporation’s independence standards and assessment, see the section of this Circular entitled “Statement of Governance Practices – Director Independence”. For information on the compensation paid to Directors, see the section of this Circular entitled “Statement of Executive Compensation “. In addition, a description of the role of the Board is included in the section of this Circular entitled “Statement of Governance Practices – Board Mandate”.

- 11 -

It is the intention of the individuals designated by management in the enclosed form of proxy to vote FOR the election of each of the nominees listed below, to hold office until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed, unless specifically instructed in the proxy to withhold such vote. Management of the Corporation does not contemplate that any of the nominees will be unable or unwilling to serve as a Director; however, if such event should occur prior to the Meeting, the persons designated by management in the enclosed form of proxy reserve the right to vote in their discretion for other nominees.

Craig Armitage Toronto, Ontario Age: 49 Director since: September 2020 Independent Director

Mr. Armitage is a highly experienced capital markets practitioner, having spent the past 20 years advising and working with growth companies. Craig was a senior member of Canada’s largest investor relations agency, where he led the technology and financial services practices. Previously, he led investor relations and communications at one of Canada’s largest independent asset management companies. During his time in the field, Craig has gained extensive experience in all areas of investor relations, initial public officers, mergers and acquisitions, investor outreach, media and crisis management. Mr. Armitage served on the board of directors of CIRI Ontario for several years. He is a graduate of the University of Western Ontario.

	Board/Committee Membership	Principal Occupation(s)
	Board Audit Committee	Capital markets communications consultant with LodeRock Advisors
Securities of the Corporation of the Corporation beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)		Options (#)
Nil		250,000

Travis Goff Dallas, Texas Age: 37 Director since: September 2021 Independent Director

Travis Goff is President of Goff Capital, Inc., the family office of John C. Goff, and manages its existing and prospective public and private investments. He currently serves as a board member of Complexity Gaming, ProbablyMonsters, Alto, Wyre, Cascade Engineering Technologies and Kilburn Media. Travis previously served as a board member of the NASDAQ listed company Mid-Con Energy Partners. Mr. Goff received a Bachelor of Arts in Economics from the University of Texas.

	Board/Committee Membership	Principal Occupation(s)
	Board	President, Goff Capital Inc.
Securities of the Corporation of the Corporation beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)		Options (#)
500,000*		Nil

*Travis Goff is the president of Goff NextGen Holdings, LLC. Goff NextGen Holdings, LLC beneficially owns 34,894,791 Common Shares.

- 12 -

Justin Kenna Los Angeles, California Age: 37 Director since: January 2021 Non-Independent Director

Mr. Kenna serves as CEO of GameSquare Esports. Prior to joining GameSquare, Justin served as CFO for FaZe Clan, one of the world’s leading gaming brands. During his tenure at FaZe Clan, the organization grew into one of the most valuable gaming companies, as noted in Forbes’ The Most Valuable Esports Companies 2020. Mr. Kenna was previously the Director of Finance at Madison + Vine, a next-gen creative studio, and served in various roles at Goldman Sachs, Deloitte, and Ernst & Young. Justin is a Chartered Professional Accountant and received a Bachelor of Business, Accountancy from the RMIT University in Melbourne, Australia.

Board/Committee Membership	Principal Occupation(s)
Board	Chief Executive Officer of the Corporation
Securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Options (#)	RSUs (#)
1,054,100	2,000,000	1,000,000

Paul LeBreux Toronto, Ontario Age: 55 Director since: March 2021 Independent Director

Paul LeBreux is a leading international tax expert and businessman. With nearly three decades of experience, Paul is an industry leader and published author in his fields of expertise. He was a founding partner and co-managing partner of the Toronto law firm Harris & Harris for nearly 10 years where his legal practice included, mergers and acquisitions, corporate financings, corporate reorganizations, restructurings, amalgamations, wind-ups and divestitures, and domestic and international tax, estate, and trust planning. Paul is a past Chair of the Society of Trust and Estate Practitioners (Canada) and a past Chair of the STEP Canada Technical Committee. Paul is a partner in the Globacor Group of Companies and a partner at Moodys Tax Law LLP. Mr. LeBreux received a Bachelor of Laws from the University of Ottawa and a Master of Laws from York University, Osgood Hall Law School.

Board/Committee Membership	Principal Occupation(s)
Board Audit Committee (Chair)	Partner at Globacor Tax Advisors
Securities of the Corporation of the Corporation beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Options (#)
1,074,649	100,000

- 13 -

Tom Walker Dallas, Texas Age: 47 Director since: September 2021 Independent Director

Tom Walker is the Chief Financial Officer of the Dallas Cowboys Football Club and for the Jones Family Office. He previously served at KPMG in various roles across income and transfer tax for high net worth individuals, international tax and legal for ultra high net worth individuals, and global risk for KPMG in North American and European offices. Mr. Walker received a Bachelor of Science and Master of Science from Oklahoma State University.

	Board/Committee Membership	Principal Occupation(s)
	Board Audit Committee	Chief Financial Officer, Dallas Cowboys Football Club
Securities of the Corporation of the Corporation beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)		Options (#)
Nil		Nil

Kevin Wright Toronto, Ontario Age: 48 Director since: September 2020 Non-Independent Director

Kevin Wright is GameSquare’s President and Chairman of the Board and previously served as GameSquare’s Chief Executive Officer. Prior to joining GameSquare, Mr. Wright served in a variety of roles in the finance and communications industries, including as a consultant for LodeRock Advisors and Rogers Communications and as an equity analyst covering technology, fintech, gaming and diversified financials companies for Canaccord Genuity and publicly listed telecommunications and wireless companies for Macquarie Capital. Mr. Wright received a Master of Business Administration from the University of Western Ontario, Richard Ivey School of Business.

Board/Committee Membership	Principal Occupation(s)
Board (Chair)	President of the Corporation
Securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly
Common Shares (#)	Options (#)	RSUs (#)
2,878,000	425,000	Nil

Corporate Cease Trade Order, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no person proposed to be nominated for election as a Director at the Meeting is, or was within the ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, in each case in effect for a period of more than 30 consecutive days, that was issued while that person was acting in the capacity of a director, chief executive officer or chief financial officer of that company, or (ii) was subject to such an order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.

- 14 -

To the knowledge of the Corporation, other than as set out below, no proposed Director (nor any personal holding company of any such individual): (i) is, as of the date of this Circular, or has been within the ten years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

On January 19, 2021, Wellflex Energy Partners Fort Worth, LLC was issued a final order of dismissal by the United States Bankruptcy Court. Goff Capital, Inc. was the manager of Wellflex Energy Partners Fort Worth, LLC and Travis Goff, a director of the Company, is the President of Goff Capital, Inc.

To the knowledge of the Corporation, no proposed Director (nor any personal holding company of any such individual) has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for the proposed Director.

2. Appointment of Auditors

It is proposed that Kreston GTA LLP, the current auditors of the Corporation, be appointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of Shareholders, or until a successor is appointed, and that the Directors be authorized to fix Kreston GTA LLP’s remuneration. The Audit Committee has recommended to the Board, and the Board has approved, the nomination of Kreston GTA LLP for such appointment. Kreston GTA LLP have been the auditors of the Corporation since 2021.

It is the intention of the individuals designated by management in the enclosed form of proxy to vote FOR the appointment of Kreston GTA LLP as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and in favour of authorizing the Directors to fix the remuneration of the auditors, unless specifically instructed in the proxy to withhold such vote.

3. Approval of the Stock Option Plan

The Corporation has a stock option plan which was most recently approved by the Shareholders at the last annual and special meeting of the Shareholders held on September 21, 2021 (the “Plan” or “Stock Option Plan”).

The Stock Option Plan is designed to advance the interests of the Corporation by encouraging employees, officers, directors and consultants to have equity participation in the Corporation through the acquisition of Common Shares. The following is a summary of the material terms of the Stock Option Plan, which is qualified in its entirety by the provisions of the Stock Option Plan. A copy of the Stock Option Plan was attached to the Corporation’s proxy circular mailed to Shareholders in connection with the Corporation’s annual and special meeting held on September 21, 2021 and is available under the Corporation’s profile on www.sedar.com.

The Stock Option Plan is considered a “rolling” or “evergreen” stock option plan since the Corporation will be authorized to grant stock options of up to 10% of its issued and outstanding Common Shares at the time of the stock option grant, from time to time, with no vesting provisions and after taking into account any stock options or RSUs (as defined herein) outstanding. The number of options available to grant increases as the number of issued and outstanding Common Shares increases. This percentage is consistent with the historically approved stock option plans of the Corporation and the Corporation believes that it is competitive with industry peers. As of the date of this Circular, an aggregate of 16,055,958 stock options are outstanding pursuant to the Stock Option Plan, representing approximately 6.57% of the outstanding Common Shares on a non-diluted basis.

The terms and conditions of each option granted under the Plan will be determined by the Board. Options will be priced in the context of the market and in compliance with applicable securities laws and the policies of the Canadian Securities Exchange (“CSE”). Consequently, the exercise price for any stock option shall not be lower than the greater of the closing market prices of the Common Shares on the CSE on (a) the trading day prior to the date of grant of the stock options and (b) the date of grant of the stock options. Vesting terms will be determined at the discretion of the Board. The Board shall also determine the term of stock options granted under the Plan, provided that no stock option shall be outstanding for a period greater than five years.

- 15 -

The Plan provides for amendment procedures that specify the kind of amendments to the Plan that will require shareholder approval. The Board believes that except for certain material changes to the Plan it is important that the Board has the flexibility to make changes to the Plan without shareholder approval. Such amendments could include making appropriate adjustments to outstanding options in the event of certain corporate transactions, the addition of provisions requiring forfeiture of options in certain circumstances, specifying practices with respect to applicable tax withholdings and changes to enhance clarity or correct ambiguous provisions.

The Plan does not provide for the transformation of stock options granted under the Plan into a stock appreciation right involving the issuance of securities from the treasury of the Corporation.

Directors, officers, employees and certain consultants shall be eligible to receive stock options under the Plan. Upon the termination of an optionholder’s engagement with the Corporation, the cancellation or early vesting of any stock option shall be in the discretion of the Board. In general, the Corporation expects that stock options will be cancelled 90 days following an optionholder’s termination from the Corporation. Stock options granted under the Plan shall not be assignable or transferable.

The Corporation will not provide financial assistance to any optionholder to facilitate the exercise of options under the Plan.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the following ordinary resolution approving the Stock Option Plan (the “Option Plan Resolution”). To be effective, the Option Plan Resolution must be passed by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting other than votes attaching to Common Shares beneficially owned by related persons to whom options may be issued under the Stock Option Plan. To the knowledge of the Corporation, as of the date hereof, an aggregate of 40,901,540 Common Shares, representing approximately 16.74% of the issued and outstanding Common Shares, are held by Shareholders who are considered to be insiders of the Corporation and to whom options may be granted, and the associates thereof, and will be excluded from voting on the Option Plan Resolution.

The text of the Option Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE MAJORITY OF THE DISINTERESTED SHAREHOLDERS THAT:

1.	the current stock option plan of GameSquare Esports Inc. (the “Corporation”), as described in the management information circular of the Corporation dated May 4, 2022 is hereby approved; and

2.

any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions.”

Management of the Corporation and the Board recommend that Shareholders vote in favour of the Option Plan Resolution.

It is the intention of the individuals designated by management in the enclosed form of proxy to vote FOR the approval of the Option Plan Resolution, unless specifically instructed otherwise in the proxy.

- 16 -

4. Approval of the RSU Plan

The Corporation has a restricted share unit compensation plan which was approved by the Board on June 4, 2021 (the “RSU Plan”) and was approved by disinterested shareholders at the Corporation’s last annual and special meeting held on September 21, 2021. The following is a summary of the material provisions of the RSU Plan. It is not a comprehensive discussion of all of the terms and conditions of the RSU Plan and it is qualified in its entirety by the full text of the RSU Plan. A copy of the RSU Plan was attached to the Corporation’s proxy circular mailed to Shareholders in connection with the Corporation’s annual and special meeting held on September 21, 2021 and is available under the Corporation’s profile on www.sedar.com.

Purpose and Overview

The RSU Plan is intended to bring the Corporation’s compensation policies in line with trends in industry compensation practice, which includes a move towards restricted share units (“RSUs”), and to preserve the working capital of the Corporation by paying Eligible Persons (as defined herein) compensation in the form of share-based awards as opposed to cash. Eligible Persons who are granted RSUs under the RSU Plan are collectively referred to herein as “Participants” or “Grantees”. RSUs are performance-based share units which will be granted to Eligible Persons under the RSU Plan based on both individual and corporate performance criteria as determined by the Board or the Granting Authority (as such term is defined in the RSU Plan).

The RSU Plan advances the interests of the Corporation by encouraging Participants to receive equity-based compensation and incentives, thereby (i) increasing the proprietary interests of such persons in the Corporation, (ii) aligning the interests of such persons with the interests of the shareholders of the Corporation generally, (iii) encouraging such persons to remain associated with the Corporation, and (iv) furnishing such persons with additional incentive in their efforts on behalf of the Corporation. The Board also believes that through the RSU Plan, the Corporation will be better able to compete for and retain the services of the individuals needed for the continued growth and success of the Corporation. The RSU Plan is intended to complement the Stock Option Plan by allowing the Corporation to offer a broader range of incentives to diversify and customize the rewards for Eligible Persons.

Administration

Under the RSU Plan, the Board may, at any time, appoint a committee to, among other things, interpret, administer and implement the RSU Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with the RSU Plan.

Eligible Persons

Under the RSU Plan, RSUs may be granted to any Director or Employee of the Corporation or an Affiliate thereof, or any Consultant, other than persons involved in Investor Relations Activities relating to the Corporation (as such terms are defined in the RSU Plan) (collectively the “Eligible Persons”). A Participant or Grantee is an Eligible Person to whom a RSU has been granted under the RSU Plan.

Number of Securities Issued or Issuable

Subject to the adjustment provisions provided for in the RSU Plan and applicable rules and regulations of all regulatory authorities to which the Corporation is subject (including any stock exchange), the total number of Common Shares that may be reserved for issue in connection with the RSUs granted pursuant to the RSU Plan shall not exceed 11,497,315 Common Shares, being 10% of the total number of issued and outstanding Common Shares on the date the RSU Plan was adopted by the Board. As of the date of this Circular, 6,242,158 RSUs have been granted pursuant to the RSU Plan and 1,000,000 RSUs have been settled for Common Shares, resulting in 4,255,157 remaining available for grant. Notwithstanding the foregoing, the Common Shares reserved for issue under the RSU Plan, together with any Common Shares reserved for issue pursuant to the Stock Option Plan, may not exceed 10% of the total issued and outstanding Common Shares (on a non-diluted basis) on the date of a grant of RSUs to a Participant. Accordingly, as of the date hereof, an additional 1,540,074 RSUs remain available for grant.

If any RSU is cancelled in accordance with the terms of the RSU Plan or the agreements evidencing the grant, the Common Shares reserved for issue pursuant to such RSU shall, upon cancellation of such RSUs, revert to the RSU Plan and will be available for other RSUs.

- 17 -

Maximum Grant to Any One Participant

The issue of RSUs to Eligible Persons is subject to, among others, the following restrictions:

(a)

the number of Common Shares which may be reserved for issue pursuant to the RSU Plan together with the Common Shares which may be reserved for issue pursuant to any other share compensation arrangements of the Corporation, including the Stock Option Plan, to any one Eligible Person within a 12 month period may not exceed in the aggregate 5% of the number of Common Shares issued and outstanding on a non-diluted basis on the date of the grant of the RSU unless the Corporation has received disinterested shareholder approval;

(b)

the number of Common Shares which may be reserved for issue pursuant to the RSU Plan together with the Common Shares which may be reserved for issue pursuant to any other share compensation arrangements of the Corporation, including the Stock Option Plan, to all insiders of the Corporation may not exceed 10% of the number of Common Shares issued and outstanding on a non-diluted basis at any point in time unless the Corporation has received disinterested shareholder approval;

(c)

the number of Common Shares which may be reserved for issue pursuant to the RSU Plan together with the Common Shares which may be reserved for issue pursuant to any other share compensation arrangements of the Corporation, including the Stock Option Plan, to all insiders of the Corporation within a 12-month period may not exceed in the aggregate 10% of the number of Common Shares issued and outstanding on a non-diluted basis on the date of the grant of the RSU unless the Corporation has received disinterested shareholder approval; and

(d)

the number of Common Shares which may be reserved for issue pursuant to the RSU Plan together with the Common Shares which may be reserved for issue pursuant to any other share compensation arrangements of the Corporation, including the Stock Option Plan, to any one Consultant in any 12-month period may not exceed 2% of the number of Common Shares issued and outstanding on a non-diluted basis on the date of the grant of the RSU.

Restricted Share Units

Restricted Share Units granted pursuant to the RSU Plan will be used to compensate Participants for their individual performance-based achievements and are intended to supplement stock option awards in this specific respect. RSUs granted pursuant to the RSU Plan will be used as a means of reducing the cash payable by the Corporation in respect of a Participant’s compensable amounts. The goal of such grants is to more closely tie RSUs to individual performance based on established Performance Criteria (as such term is defined in the RSU Plan) and to more closely align the interests of the Participant with those of the Corporation and its shareholders.

Vesting and Term of Restricted Share Units

The Granting Authority may determine the conditions to the vesting of RSUs at the time of grant. The Granting Authority shall also determine the term of RSUs granted under the RSU Plan, provided that no RSU shall be outstanding for a period greater than ten years or such shorter period as may be required pursuant to applicable tax laws.

If a Grantee dies or is terminated without cause, any non-vested RSUs granted prior to such death or termination will be cancelled 90 days following the date of death or termination without liability or compensation and will be of no further force and effect after such time. Where the Grantee voluntarily terminates his/her employment with the Corporation or is otherwise terminated by the Corporation for cause, or, in the case of a director of the Corporation, is otherwise removed as a result of losing his/her eligibility to serve on the Board due to an order by a regulatory body or stock exchange or for culpable conduct as determined by the Granting Authority, all non-vested RSUs of the Grantee shall be immediately cancelled without compensation or liability therefor and be of no further force and effect.

- 18 -

In the event of a Change of Control (as defined in the RSU Plan), the Granting Authority may take any action it deems necessary or desirable with respect to the outstanding RSUs, including accelerating the vesting date of RSUs to the date which is immediately preceding the Change of Control or otherwise waiving all restrictions and conditions of RSUs. Moreover, if approved by the Board prior to or within 30 days after such time as a Change of Control is deemed to have occurred, the Board has the right to require that all or any portion of the RSUs be settled and discharged in cash based on the “cash value” of such RSUs in lieu of settlement by issue of Common Shares.

Settlement of Vested Restricted Share Units

Subject to the provisions of the RSU Plan with respect to Changes of Control, payment to the Grantee in respect of vested RSUs will be made in the form of Common Shares and will be evidenced by book entry registration or by a share certificate registered in the name of the Grantee as soon as practicable following the date on which the RSUs become vested. Settlement of RSUs shall be made by delivery of one Common Share for each such RSU then being settled. Common Shares delivered to Participants in connection with the settlement of vested RSUs may be authorized by unissued Common Shares from the treasury of the Corporation, Common Shares purchased in the open-market or in private transactions.

Common Shares issued pursuant to the settlement of vested RSUs shall not be available for subsequent grants of RSUs, unless approval of the Board is received for the reversion of such Common Shares to the RSU Plan.

Assignability

Unless otherwise provided in an agreement evidencing a RSU, RSUs granted under the RSU Plan are non-transferable and non-assignable to anyone other than to the estate of a Participant in the event of death and then only in accordance with the terms of the RSU Plan.

Procedure for Amending of the RSU Plan

Subject to the terms of the RSU Plan and any applicable requirements of an applicable stock exchange (including the CSE) (the “Exchange”), the Granting Authority has the right at any time to amend, suspend or terminate the RSU Plan, or to amend any RSU awarded thereunder, provided that disinterested shareholder approval may be required in respect of certain amendments. Notwithstanding the foregoing, shareholder approval is not required for the amendments set out below:

(a)

amendments of a technical, clerical or “housekeeping” nature including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the RSU Plan or to correct or supplement any provision of the RSU Plan that is inconsistent with any other provision of the RSU Plan;

(b)	amendments necessary to comply with the provisions of applicable law and the applicable rules of the Exchange;
(c)	amendments necessary in order for RSUs to qualify for favourable treatment under the Income Tax Act (Canada) or under the United States Internal Revenue Code;
(d)	amendments respecting administration of the RSU Plan;
(e)	any amendments to the vesting provision of the RSU Plan or any RSU;
(f)

any amendments to the early termination provisions of the RSU Plan or any RSU, whether or not such RSU is held by an insider of the Corporation, provided such amendment does not entail an extension of a RSU beyond the original expiry date;

(g)

any amendments in the termination provisions of the RSU Plan or any RSU, other than a RSU held by an insider of the Corporation in the case of an amendment extending the term of a RSU, provided any such amendment does not entail an extension of the expiry date of such RSU beyond its original expiry date;

(h)	adjustments to outstanding RSUs in the event of a Change of Control or similar transaction entered into by the Corporation;
(i)	amendments necessary to suspend or terminate the RSU Plan; and
(j)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules of the Exchange.

- 19 -

Other Material Information

Appropriate adjustments to the RSU Plan and to RSUs granted thereunder will be made by the Corporation to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of stock dividends or other prescribed changes in the Corporation’s capital.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the following ordinary resolution approving the RSU Plan (the “RSU Plan Resolution”). To be effective, the RSU Plan Resolution must be passed by a majority of the votes cast by Shareholders present or represented by proxy at the Meeting other than votes attaching to Common Shares beneficially owned by related persons to whom RSUs may be issued under the RSU Plan. To the knowledge of the Corporation, as of the date hereof, an aggregate of 40,901,540 Common Shares, representing approximately 16.74% of the issued and outstanding Common Shares, are held by Shareholders who are considered to be insiders of the Corporation and to whom RSUs may be granted, and the associates thereof, and will be excluded from voting on the RSU Plan Resolution.

The text of the RSU Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE MAJORITY OF THE DISINTERESTED SHAREHOLDERS THAT:

1.	the current restricted share unit plan of GameSquare Esports Inc. (the “Corporation”), as described in the management information circular of the Corporation dated May 4, 2022 is hereby approved; and
2.

any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions.”

Management of the Corporation and the Board recommend that Shareholders vote in favour of the RSU Plan Resolution.

It is the intention of the individuals designated by management in the enclosed form of proxy to vote FOR the approval of the RSU Plan Resolution, unless specifically instructed otherwise in the proxy.

5. Amendment to Articles

At the Meeting, Shareholders will be asked to consider and, if deemed advisable approve, with or without variation, a special resolution (the “Amendment Resolution”) authorizing and approving an amendment (the “Amendment”) to the articles of the Corporation pursuant to subsection 168(1)(g) of the Business Corporations Act (Ontario) (the “OBCA”), to amend the rights, privileges, conditions and restrictions of the existing class of Common Shares and to create a new class of shares to be designated as “proportionate voting shares” (the “Proportionate Voting Shares”).

- 20 -

The Proportionate Voting Shares are being proposed in order to minimize the proportion of the outstanding voting securities of the Corporation that are held by “U.S. persons” for purposes of determining whether the Corporation is a “foreign private issuer”, as such terms are defined in Rule 405 of the United States Securities Act of 1933, as amended, in order to reduce compliance costs. The Corporation may in the future lose “foreign private issuer” status if more than 50% of its outstanding voting securities are held in the United States (the “FPI Voting Threshold”) and the Corporation fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of the Corporation’s directors or executive officers are U.S. citizens or residents; (ii) a majority of the Corporation’s assets are located in the United States; or (iii) the Corporation’s business is administered principally in the United States. The regulatory and compliance costs to the Corporation under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a U.S. Securities and Exchange Commission (“SEC”) foreign private issuer. If the Corporation loses its “foreign private issuer” status, it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

If the Amendment becomes effective, holders of Common Shares, at their option, may convert their Common Shares into fully paid and non-assessable Proportionate Voting Shares as is determined by multiplying the number of Common Shares by 0.01 (the inverse of the Conversion Ratio (as defined below)). Each issued and outstanding Proportionate Voting Share will be convertible back into such number of Common Shares, at the option of the holder thereof, at any time after the date of issuance, as is determined by multiplying the number of Proportionate Voting Shares by the conversion ratio, which will be one hundred (100) Common Shares for each Proportionate Voting Share (the “Conversion Ratio”), subject to anti-dilution and other adjustments as set out in the Articles. Holders of Proportionate Voting Shares will be entitled to notice of and to attend at any meeting of Shareholders and will be entitled to one hundred (100) votes in respect of each Proportionate Voting Share held. No dividend will be declared or paid on the Common Shares unless the Corporation simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Common Share basis) on the Proportionate Voting Shares, and no dividend will be declared or paid on the Proportionate Voting Shares unless the Corporation simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Common Share basis) on the Common Shares. In the event of the liquidation, dissolution or winding up of the Corporation, the holders of Common Shares and the Proportionate Voting Shares shall be entitled to participate in the distribution of the remaining property and assets of the Corporation, with each Proportionate Voting Share being entitled to one hundred (100) times the amount distributed per Common Share and fractional Proportionate Voting Shares will be entitled to the applicable fraction thereof, and otherwise without preference or distinction among or between the Proportionate Voting Shares and Common Shares.

As such, as there is no disproportionality in the Corporation’s proposed capital structure between the Common Shares, on the one hand, and the Proportionate Voting Shares, on the other hand, because each share of each such class has voting power equal to its economic interest and dividend and liquidation entitlement.

The Proportionate Voting Shares are not expected to be listed on an exchange.

Approval Requirements

To be effective, the Amendment Resolution requires (a) the affirmative vote of not less than two-thirds of the votes cast by Shareholders present or represented by proxy and entitled to vote at the Meeting and (b) pursuant to National Instrument 41-101 – General Prospectus Requirements and Ontario Securities Commission Rule 56-501 – Restricted Shares (collectively, the “Restricted Share Rules”), the affirmative vote of a majority of the votes cast by Shareholders excluding any votes attaching to Common Shares held, directly or indirectly, by control persons and affiliates of the Corporation.

To the knowledge of management of the Corporation, only Blue & Silver Ventures, Ltd. is considered an affiliate or control person of the Corporation, and therefore the votes attached to their Common Shares will be excluded from voting on the Amendment Resolution for purposes of the approval required under the Restricted Share Rules.

- 21 -

Board Recommendation

The Board believes that approval of the Amendment Resolution is in the best interests of the Corporation and therefore unanimously recommends that Shareholders vote in favour of the Amendment Resolution.

Tax Consequences of a Conversion into Proportionate Voting Shares

Investors are advised to consult their own tax advisors as to the tax considerations relating to the voluntary conversion of Common Shares into Proportionate Voting Shares in the event that the Amendment Resolution is approved at the Meeting, including with respect to the receipt, ownership, conversion and disposition of Proportionate Voting Shares in light of their particular circumstances.

“Restricted Securities” Exemption

In connection with the Amendment Resolution, the Corporation intends to apply for exemptions from the securities regulatory authorities in Ontario, Alberta and British Columbia with regard to requirements applicable to “restricted securities” (the “Exemption”) as there is no disproportionality in the Corporation’s proposed capital structure between the Common Shares on the one hand, and the Proportionate Voting Shares, on the other hand, because each share of each such class has voting power equal to its economic interest and dividend and liquidation entitlement. Specifically, the Corporation intends to apply for exemptions from the requirements of NI 41-101 – General Prospectus Requirements (“NI 41-10”), Part 10 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), and from the requirements under Part 2 of OSC Rule 56-501 – Restricted Shares (“OSC Rule 56-501”) relating to the use of, as applicable, restricted security and restricted share terms and disclosure with respect to the Common Shares following completion of the Amendment. Upon completion of the Amendment, the Common Shares will be “restricted securities” (as defined in NI 41-101 and NI 51-102) and “restricted shares” (as defined in OSC Rule 56- 501) and absent the Exemption, the Corporation would be unable to use the word “common” to refer to the Common Shares in prospectuses, continuous disclosure documents, dealer and adviser documentation, rights offering circulars and offering memorandums. Absent the Exemption, the Corporation would be subject to a disclosure practice that is not intended to be applicable, would result in a misleading description of its capital structure and would defeat the underlying objective behind the disclosure rules regarding restricted shares. Furthermore, it would require the Corporation to comply with additional restrictions and requirements which are not warranted given that the Common Shares are not, in principle, restricted securities. Specifically, as part of the Exemption, the Corporation also intends to apply for exemptions from the requirements of section 12.3 of NI 41-101 and Part 3 of OSC Rule 56-501, without which the Corporation would be required to obtain minority shareholder approval prior to making distributions of Proportionate Voting Shares, Common Shares, or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, Proportionate Voting Shares or Common Shares. The Corporation expects to obtain such relief but there can be no assurance that such exemptions will be granted.

If the Exemption is not granted, the Board may rename the Common Shares as “Subordinate Voting Shares” or such other name as may be permitted under law and approved by the Boardif it determines that such actions are in the best interests of the Corporation.

Summary of Share Terms

Following the Amendment, each Common Share shall be convertible, at the option of the holder thereof, into one-hundredth (1/100) Proportionate Voting Share and each Proportionate Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Proportionate Voting Share, into one hundred (100) Common Shares.

Holders of Common Shares and Proportionate Voting Shares will be entitled to notice of and to attend at any meeting of the shareholders of the Corporation, except those meetings at which holders of another particular class or series of shares of the Corporation are entitled to vote separately as a class or series under applicable law. The Common Shares will carry one (1) vote per Common Share and the Proportionate Voting Shares will carry one hundred (100) votes per Proportionate Voting Share.

- 22 -

As long as any Common Shares or Proportionate Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Common Shares or the Proportionate Voting Shares by separate special resolution of such class, prejudice or interfere with any right or special right attached to the Common Shares or the Proportionate Voting Shares, as applicable.

Holders of Common Shares and Proportionate Voting Shares will be entitled to dividends if, as and when dividends are declared by the Board, with each Proportionate Voting Share being entitled to one hundred (100) times the amount of the dividend declared per Common Share (or if a stock dividend is declared on the Common Shares payable in Common Shares only if the Board simultaneously declares a stock dividend in: (A) Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share (or fraction thereof) equal to the number of shares declared per Common Share (or fraction thereof); or (B) Common Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share (or fraction thereof), multiplied by one hundred (100), and fractional Proportionate Voting Shares will be entitled to the application thereof, and otherwise without preference or distinction among or between the shares.

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Common Shares and Proportionate Voting Shares will, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Common Shares and the Proportionate Voting Shares, be entitled to participate rateably along with the holders of the Common Shares and the Proportionate Voting Shares, with each Proportionate Voting Share being entitled to one hundred (100) times the amount distributed per Common Share and fractional Proportionate Voting Shares being entitled to the applicable fraction thereof, and otherwise without preference or distinction among or between the Common Shares and Proportionate Voting Shares.

No subdivision or consolidation of the Common Shares or Proportionate Voting Shares shall occur unless, simultaneously, the shares of the other class are subdivided or consolidated in the same manner and on the same basis, so as to preserve the relative rights of the holders of each such class of shares.

Each Proportionate Voting Share shall automatically convert, without any action on the part of the holder thereof, into Common Shares on the basis of one hundred (100) Common Shares for one (1) Proportionate Voting Share if the Board, in its sole discretion, determines that it is no longer in the best interests of the Corporation to retain Proportionate Voting Shares.

Coattail Provisions

The terms of the Common Shares and Proportionate Voting Shares shall include take-over bid protective measures (i.e. coattail provisions):

Common Shares

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a)

required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Common Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies; and

(b)	not made to the holders of Common Shares for consideration per Common Share equal to 0.01 of the consideration offered per Proportionate Voting Share,

each Common Share shall become convertible at the option of the holder into a Proportionate Voting Share on the basis of one hundred (100) Common Shares for one (1) Proportionate Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. Fractions of Proportionate Voting Shares may be issued in respect of any amount of Common Shares in respect of which the conversion right is exercised which is less than one hundred (100). This conversion right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Corporation will ensure that the transfer agent for the Common Shares shall deposit under such offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

- 23 -

Proportionate Voting Shares

In the event that an offer is made to purchase Common Shares, and such offer is:

(a)

required, pursuant to applicable securities legislation or the rules of any stock exchange on which: (i) the Proportionate Voting Shares; or (ii) the Common Shares which may be obtained upon conversion of the Proportionate Voting Shares; may then be listed, to be made to all or substantially all of the holders of Common Shares in a province or territory of Canada to which the requirement applies; and

(b)	not made to the holders of Proportionate Voting Shares for consideration per Proportionate Voting Share equal to (one hundred) 100 times the consideration offered per Common Share,

each Proportionate Voting Share shall become convertible at the option of the holder into a Common Share on the basis of one hundred (100) Common Shares for one (1) Proportionate Voting Share, at any time while such offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. This conversion right may only be exercised for the purpose of depositing the Common Shares acquired upon conversion under such offer, and for no other reason. If this conversion right is exercised, the Corporation will ensure that the transfer agent for the Proportionate Voting Shares shall deposit under such offer the Common Shares acquired upon conversion, on behalf of the holder.

The text of the Amendment Resolution is set out in Schedule “B” of this Information Circular.

If the Consolidation Resolution is approved at the Meeting, the Corporation expects that, subject to the Board’s discretion, the Amendment will be completed following the Common Share Consolidation, as applicable.

It is the intention of the management designees, if named as proxy, to vote “FOR” the Amendment Resolution unless otherwise directed.

6. Approval of the Common Share Consolidation

Basis for Consolidation

The Board is of the opinion that it may be in the best interests of the Corporation to consolidate the Common Shares. Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed advisable approve, with or without variation, a special resolution (the “Consolidation Resolution”) authorizing and approving an amendment to the articles of the Corporation pursuant to subsection 168(1)(h) of the OBCA to consolidate the issued and outstanding Common Shares on the basis of one new Common Share for four (4) existing Common Shares (the “Common Share Consolidation”).

The Corporation believes that an increase in the trading price of the Common Shares that may result from the Common Share Consolidation could heighten the interest of the analyst and financial community in the Corporation and potentially broaden the pool of potential investors in the Common Shares, including certain institutional investors. Investors may also benefit from lower trading costs associated with a higher trading price for post-consolidation Common Shares as some investors may pay commissions based on the number of Common Shares traded when they buy or sell Common Shares. A higher trading price may also assist the Corporation if it determines to apply to list the Common Shares on another exchange as some exchanges may require that the price per Common Share meet certain thresholds for listing. The Common Share Consolidation will also reduce the number of issued and outstanding Common Shares to a number that the Corporation believes is more appropriate and at the same time would not negatively effect liquidity.

- 24 -

Principal Effects of the Common Share Consolidation

The Common Share Consolidation will not have a dilutive effect on the Corporation’s Shareholders since each Shareholder will hold the same percentage of Common Shares outstanding immediately following the Common Share Consolidation as such Shareholder held immediately prior to the Common Share Consolidation. The Common Share Consolidation will not affect the relative voting and other rights that accompany the Common Shares.

The principal effects of the Common Share Consolidation include the following:

(1)	the fair market value of each Common Share may increase and will, in part, form the basis upon which further Common Shares or other securities of the Corporation will be issued;

(2)

based on the number of issued and outstanding Common Shares as at May 4, 2022, the number of issued and outstanding Common Shares would be reduced from 244,381,900 to 61,095,475 (excluding the effect on fractional Common Shares as disclosed below), based on a consolidation ratio of one (1) new Common Share for each four (4) existing Common Shares;

(3)

the exercise prices and the number of Common Shares issuable upon the exercise or deemed exercise of any Options or other convertible (including RSUs) or exchangeable securities of the Corporation will be automatically adjusted in accordance with the terms of such securities based on a consolidation ratio of one (1) new Common Share for each four (4) existing Common Shares; and

(4)

as the Corporation currently has an unlimited number of Common Shares authorized for issuance, the Common Share Consolidation will not have any effect on the number of Common Shares of the Corporation available for issuance.

Effect on Fractional Shareholders

No fractional shares will be issued, and no cash consideration will be paid, if, as a result of the Common Share Consolidation, a Shareholder would otherwise become entitled to a fractional Common Share. Persons otherwise entitled to receive fractional post-consolidation Common Shares will instead receive post-consolidation Common Shares rounded down to the nearest whole Common Share. As such, after the Common Share Consolidation, Shareholders as at the effective date of the Common Share Consolidation will have no further interest in the Corporation with respect to their fractional Common Shares. This is not, however, the purpose for which the Corporation is effecting the Common Share Consolidation.

Procedure for Implementing the Common Share Consolidation

If the Consolidation Resolution is approved by the Shareholders, the Corporation is expected to promptly file Articles of Amendment pursuant to the OBCA to amend the articles of the Corporation. The Common Share Consolidation will become effective on the date shown in the Certificate of Amendment issued pursuant to the OBCA.

If the Common Share Consolidation is approved, no delivery of a certificate or a direct registration system statement evidencing a post-consolidation Common Share will be made to a Shareholder until the Shareholder has surrendered the issued certificates or statements representing its pre-consolidation Common Shares. Until surrendered, each certificate or statement formerly representing pre-consolidation Common Shares shall be deemed for all purposes to represent the number of post-consolidation Common Shares to which the holder is entitled as a result of the Common Share Consolidation.

No further action on the part of the Shareholders is expected to be required by non-registered Shareholders holding their Common Shares through a bank, broker or other nominee; however such banks, brokers or other nominees may have various procedures for processing the Common Share Consolidation. A Shareholder is encouraged to contact its nominee if it has any questions regarding the applicable procedure.

Dissent Rights

Under the OBCA, Shareholders are not entitled to exercise any dissent rights with respect to the proposed Common Share Consolidation.

- 25 -

Accounting Consequences

If the Common Share Consolidation is implemented, net income or loss per Common Share, and other per share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per share amounts for periods ending before the Common Share Consolidation took effect would be recast to give retroactive effect to the Common Share Consolidation.

Interests of Directors and Executive Officers in the Common Share Consolidation

The Corporation’s directors and executive officers, and their associates, have no substantial interest, directly or indirectly, in the matters set forth in the Common Share Consolidation proposal except to the extent of their ownership of Common Shares and options to purchase Common Shares and interest in Common Shares issuable pursuant to their ownership of RSUs.

Risks Associated with the Common Share Consolidation

There can be no assurance that the market price of the consolidated Common Shares will increase as a result of the Common Share Consolidation. The market price of the Common Shares will also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding.

The market price of the Common Shares immediately following the implementation of the Common Share Consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of the Common Share Consolidation multiplied by the consolidation ratio of four (4) but there is no assurance that the anticipated market price immediately following the implementation of the Common Share Consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of the Common Share Consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of the Common Share Consolidation.

The marketability and trading liquidity of the consolidated shares of the Corporation may not improve. Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Common Share Consolidation will achieve this result.

The consolidation may result in some Shareholders owning “odd lots” of less than 100 or 1,000 Common Shares which may be more difficult for such Shareholders to sell or which may require greater transaction costs per Common Share to sell.

Consolidation Resolution

To be effective, the Consolidation Resolution requires the affirmative vote of not less than two-thirds of the votes cast by Shareholders present or represented by proxy and entitled to vote at the Meeting.

Board Recommendation

The Board believes that approval of the Consolidation Resolution is in the best interests of the Corporation and therefore unanimously recommends that Shareholders vote in favour of the Consolidation Resolution.

The text of the Consolidation Resolution is set out in Schedule “C” of this Information Circular.

It is the intention of the management designees, if named as proxy, to vote “FOR” the Consolidation Resolution unless otherwise directed.

- 26 -

STATEMENT OF EXECUTIVE COMPENSATION

Director Compensation

The Board determines the compensation payable to the Directors of the Corporation and reviews such compensation periodically throughout the year. For their role as Directors of the Corporation, each Director of the Corporation who is not a NEO (as defined herein) may, from time to time, be paid cash fees, awarded RSUs under the RSU Plan, awarded stock options under the provisions of the Stock Option Plan, and/or receive cash bonuses. There are no other arrangements under which the Directors of the Corporation who are not NEOs were compensated by the Corporation or its subsidiaries during the most recently completed financial year for their services in their capacity as Directors of the Corporation.

Compensation Discussion and Analysis

For the financial year ended December 31, 2021, the objective of the Corporation’s compensation strategy was to ensure that compensation for its NEOs is sufficiently attractive to recruit, retain and motivate high performing individuals to assist GameSquare in achieving its goals.

The process for determining executive compensation is relatively informal, in view of the size and stage of the Corporation and its operations. Executive officers are involved in the process and make recommendations to the Board which considers and decides whether to approve the discretionary components (e.g., cash bonuses, stock options and RSUs) of the annual compensation of senior management (other than the Chief Executive Officer). Except as otherwise described below, the Corporation does not maintain specific performance goals or use benchmarks in determining the compensation of executive officers. The Board may at its discretion award either a cash bonus, stock options or RSUs for high achievement or for accomplishments that the Board deem as worthy of recognition.

Compensation for the NEOs is composed primarily of three components: base fees, performance bonuses and stock-based compensation. In establishing the levels of base fees, performance bonuses and the awards of stock options and RSUs, the Board takes into consideration a variety of factors, including the financial and operating performance of the Corporation, and each NEO’s individual performance and contribution towards meeting corporate objectives, responsibilities and length of service.

Approach

While the Corporation does not have a formal compensation policy, the general objectives of the Corporation’s executive compensation are to:

•	attract, retain and motivate executives critical to the success of the Corporation;
•	link the interests of management with those of the Shareholders; and
•	provide rewards, through discretionary bonuses, for outstanding corporate and individual performance.

The following principles guide the Corporation’s overall compensation philosophy:

•	compensation is determined on an individual basis by the need to attract and retain talented, entrepreneurial, high achievers;
•	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate; and
•	all compensation and compensation objectives shall be fully and plainly disclosed.

The Board is responsible for ensuring the application of the compensation policy is appropriately aligned to support its stated objectives and encourage the appropriate management behaviours, while avoiding excessive risk-taking by executive officers. The Board believes that the compensation paid to each NEO during the last financial year was commensurate with each NEO’s position, experience and performance.

- 27 -

Compensation Risk Oversight and Assessment

In light of the Corporation’s size and the balance between long-term objectives and short-term financial goals with respect to the Corporation’s executive compensation program, the Board does not presently deem it necessary to consider the implications of the risks associated with its compensation policies and practices.

Financial Instruments

All employees, including NEOs and Directors, are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director.

Components of Compensation

Base Fees

Base fees form an essential component of the Corporation’s compensation mix as they are the first base measure to remain competitive relative to industry compensation practices, are fixed and therefore not subject to uncertainty, and can be used as the base to determine other elements of compensation and benefits. In determining the base fees of executive officers, the Board considers the following:

•	the recommendations of the President and Chief Executive Officer of the Corporation (other than with respect to the compensation of the President and Chief Executive Officer);
•	the particular responsibilities related to the position;
•	the experience, expertise and level of the executive officer;
•	what the Board members believe is industry practice;
•	the executive officer’s length of service to the Corporation; and
•	the executive officer’s level of responsibilities and overall performance based on informal feedback.

There is no mandatory framework that determines which of these factors may be more or less important and the emphasis placed on any of these factors is at the discretion of the Board and may vary among the executive officers. The determination of base fees relies principally on negotiations between the respective NEO and the Corporation and is therefore heavily discretionary. In respect of the base fees paid to the President and Chief Executive Officer, the Board also broadly considers the performance of the President and Chief Executive Officer against the Corporation’s performance in the previous year.

Bonus Payments

GameSquare’s cash bonus awards are designed to reward an executive for the direct contribution which he or she can make to the Corporation. NEOs are entitled to receive discretionary bonuses from time to time as determined or approved by the Board, upon the recommendation of the Chief Executive Officer. The Corporation does not currently prescribe a set of formal objective measures to determine discretionary bonus entitlements. Rather the Corporation uses informal goals which may include an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Corporation. Precise goals or milestones are not pre-set by the Board. The performance-based bonuses paid to the NEOs during the financial year ended December 31, 2021 are listed in the summary compensation table below.

Long-term Incentives, RSUs and Options

The Board believes that granting stock options and RSUs to key personnel encourages retention and more closely aligns the interests of such key personnel with the interests of Shareholders while at the same time not drawing on the limited cash resources of the Corporation.

- 28 -

GameSquare does not utilize a set of formal objective measures to determine long-term incentive entitlements, rather, long-term incentive grants, such as stock options and RSUs, to NEOs are determined in a discretionary manner on a case-by-case basis but having consideration to the number of options or RSUs previously granted. There are no other specific quantitative or qualitative measures associated with option and RSU grants and no specific weights are assigned to any criteria individually; rather, the performance of the Corporation is broadly considered as a whole when determining the stock-based compensation (if any) to be granted and the Corporation does not focus on any particular performance metric.

The Corporation has adopted the Stock Option Plan and RSU Plan, the material terms of which are summarized under “Matters to be Considered at the Meeting – Approval of the Stock Option Plan” and “Matters to be Considered at the Meeting – Approval of the RSU Plan,” respectively, above. The Stock Option Plan was approved by the shareholders of the Corporation at its last annual general meeting in 2021. At the Meeting, shareholders of the Corporation will be able to consider, and if thought advisable, pass ordinary resolutions approving the Stock Option Plan and the RSU Plan. See “Matters to be Considered at the Meeting – Approval of the Stock Option Plan” and “Matters to be Considered at the Meeting – Approval of the RSU Plan,” respectively, above.

Chief Executive Officer Compensation

The independent Directors:

•	will periodically review the CEO’s compensation and recommend any changes to the Board for approval;
•	will review corporate goals and objectives relevant to the compensation of the CEO and recommend them to the Board for approval; and
•

will review and, if appropriate, recommend to the Board for approval any agreements between the Corporation and the CEO, including protections in the event of a change of control or other special circumstances, as appropriate.

The components of the CEO’s compensation are the same as those that apply to the other executive officers of the Corporation, namely base salary, bonus and long-term incentives in the form of stock options and RSUs.

- 29 -

Summary Compensation Table

The following table summarizes the compensation paid during the two most recently completed financial years in respect of the individuals who were carrying out the role of the Chief Executive Officer of the Corporation (“CEO”), the Chief Financial Officer of the Corporation (“CFO”), each of the three most highly compensated executive officers other than the CEO and CFO at the end of the most recently completed financial year whose total compensation was individually more than $150,000 for that financial year (the “Named Executive Officers” or “NEOs”) and each of the Directors of the Corporation. As of December 31, 2021, the Chief Executive Officer, Chief Financial Officer and President were the only Named Executive Officers of the Corporation as the Corporation did not employ any other executive officers whose total compensation was greater than $150,000.

		Annual Compensation excluding compensation securities(1)
Name and Principal Position	Year Ended (2)	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of All Other Compensation ($)	Total Compensation ($)
Officers
Justin Kenna, Director, Chief Executive Officer(3)	2021	687,810	Nil	Nil	Nil	889,176	1,576,986
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Kevin Wright, Director, Chairman of the Board, President and Former CEO(4)(5)	2021	243,750	Nil	Nil	Nil	Nil	243,750
	2020	75,000	168,500	N/A	Nil	115,367	358,867
Paul Bozoki, Chief Financial Officer(4)	2021	101,667	Nil	Nil	Nil	15,500	117,167
	2020	16,500	Nil	N/A	Nil	53,246	69,746
Jan Neumeister, Head of European Operations	2021	267,960	Nil	Nil	Nil	79,267	347,227
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Directors
Craig Armitage, Director(6)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	8,874	8,874
Travis Goff, Director(7)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Paul LeBreux, Director(8)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Tom Walker, Director(7)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Former Directors
Neil Said(5)(9)	2021	75,000	Nil	Nil	Nil	Nil	Nil
	2020	10,000	Nil	Nil	Nil	53,246	63,246

________

Notes:

(1)

The Corporation completed a reverse takeover transaction (the “RTO”) effective September 30, 2020. Certain amounts included in the table above reflect the compensation paid to the directors of Magnolia Colombia Ltd., as a predecessor to the Corporation, and the Corporation, subsequent to the completion of the RTO.

(2)

On July 30, 2021, the Corporation announced it had changed its fiscal year end from November 30 to December 31. Information in the table above has been presented for the 13 months ended December 31, 2021 and the 12 months ended November 30, 2020.

(3)	Mr. Kenna joined the Corporation as Chief Executive Officer and a Director on January 22, 2021. Mr. Kenna does not receive any additional compensation for acting as a Director.
(4)

Compensation paid as consulting fees under the independent contractor agreements with the Named Executive Officer as described under the heading “Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts” of this Circular.

(5)

Effective on completion of the RTO, Mr. Wright replaced Neil Said as Chief Executive Officer and President of the Corporation and joined the board as a Director. On January 22, 2021, Mr. Wright stepped down as CEO concurrently with Mr. Kenna assuming the role of CEO. Mr. Wright does not receive any additional compensation for acting as a Director.

(6)	Mr. Armitage was first appointed as a Director effective September 30, 2020 in connection with the RTO.
(7)	Messrs. Goff and Walker were each first elected at the Corporation’s annual and special meeting held on September 21, 2021.
(8)	Mr. LeBreux was first appointed as a Director effective March 30, 2021.
(9)

Effective September 30, 2020, in connection with the RTO, Mr. Said ceased to be a director of the Corporation. On December 3, 2020, Mr. Said was re-appointed to the Board as Chairman. Mr. Said did not stand for election at the Corporation’s annual and special meeting held on September 21, 2021 and accordingly ceased to be a Director on September 21, 2021.

- 30 -

Compensation Securities

The following table sets out all compensation securities granted or issued to each Named Executive Officer and Director by the Corporation for services provided or to be provided, directly or indirectly, to the Corporation during the thirteen months ended December 31, 2021.

Compensation Securities
Name and Position	Type of Compensation Security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Officers
Justin Kenna, Director, Chief Executive Officer(1)	Options	2,000,000 / 2,000,000 / 0.8%	January 22, 2021	$0.44	$0.52	$0.31	January 22, 2026
	RSUs	2,000,000	June 21, 2021	N/A	$0.38	$0.31	N/A
Kevin Wright, Director, Chairman of the Board, President and Former CEO(2)	Options	Nil	N/A	N/A	N/A	N/A	N/A
	RSUs	Nil	N/A	N/A	N/A	N/A	N/A
Paul Bozoki, Chief Financial Officer(3)	Options	200,000 / 200,000 / 0.08%	September 17, 2021	$0.435	$0.38	$0.31	September 21, 2026
	RSUs	Nil	N/A	N/A	N/A	N/A	N/A
Jan Neumeister, Head of European Operations(4)	Options	500,000 / 500,000 / 0.2%	March 2, 2021	$0.47	$0.465	$0.31	March 2, 2026
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Directors
Craig Armitage, Director(5)	Options	Nil	N/A	N/A	N/A	N/A	N/A
	RSUs	Nil	N/A	N/A	N/A	N/A	N/A
Travis Goff, Director(6)	Options	Nil	N/A	N/A	N/A	N/A	N/A
	RSUs	Nil	N/A	N/A	N/A	N/A	N/A
Paul LeBreux, Director(7)	Options	100,000	March 30, 2021	$0.40	N/A	N/A	N/A
	RSUs	Nil	N/A	N/A	N/A	N/A	N/A
Tom Walker, Director(6)	Options	Nil	N/A	N/A	N/A	N/A	N/A
	RSUs	Nil	N/A	N/A	N/A	N/A	N/A
Former Directors
Neil Said(8)	Options	Nil	N/A	N/A	N/A	N/A	N/A
	RSUs	Nil	N/A	N/A	N/A	N/A	N/A

________

Notes:

(1)

As at December 31, 2021, Mr. Kenna held an aggregate of 2,000,000 options, exercisable into 2,000,000 Common Shares, and 1,000,000 RSUs, eligible to be settled in Common Shares. These options vest quarterly over a two-year period and the RSUs vest annually.

(2)	As at December 31, 2021, Mr. Wright held an aggregate of 325,000 options, exercisable into 325,000 Common Shares. These options vested immediately upon grant.
(3)

As at December 31, 2021, Mr. Bozoki held an aggregate of 384,483 options, exercisable into 384,483 Common Shares. 175,000 of these options vested on March 13, 2022 and 175,000 vest on September 13, 2022. 34,483 options previously vested.

(4)

As at December 31, 2021, Mr. Neumeister held an aggregate of 500,000 options, exercisable into 500,000 Common Shares. One eighth of these options vest every three months and will be fully vested two years from the date of grant.

(5)	As at December 31, 2021, Mr. Armitage held an aggregate of 250,000 options, exercisable into 250,000 Common Shares. These options vested immediately upon grant.
(6)	As at December 31, 2021, Messrs. Goff and Walker did not hold any compensation securities of the Corporation.
(7)	As at December 31, 2021, Mr. LeBreux held an aggregate of 100,000 options, exercisable into 100,000 Common Shares. These options vested immediately upon grant.
(8)

Mr. Said’s previously issued options expired unexercised following the expiry of his term as a Director and accordingly, as at December 31, 2021, Mr. Said did not hold any compensation securities of the Corporation.

- 31 -

Exercise of Compensation Securities

No Named Executive Officer or Director exercised stock options in the most recently completed financial year. The following table describes the settlement of RSUs in the most recently completed financial year:

Exercise of Compensation Securities
Name and Position	Type of Compensation Security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise / settlement	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise	Total value on exercise / settlement date ($)
Justin Kenna, Director, Chief Executive Officer	RSUs	1,000,000	N/A	June 21, 2021	$0.38	N/A	$380,000

No other Directors or Named Executive Officers had RSUs settle during the most recently completed financial year.

Stock Option Plans and Other Incentive Plans

Options and RSUs are granted pursuant to the Stock Option Plan and RSU Plan, respectively, and in accordance with the policies of the CSE. The Stock Option Plan and RSU Plan are administered by the Board. See above under the heading “Matters to be Considered at the Meeting – Approval of the Stock Option Plan” and “Matters to be Considered at the Meeting – Approval of the RSU Plan.”

Securities Authorized for Issuance under Equity Compensation Plans

The following table shows the Common Shares authorized for issuance from treasury under the Stock Option Plan and the RSU Plan, being the Corporation’s only compensation plans under which Common Shares are authorized for issuance, as at December 31, 2021.

Plan Category		Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted‑Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Common Shares Reflected in Column (A)) (C)
Equity Compensation Plans Not	Approved by Shareholders	Nil	N/A	N/A
Equity Compensation Plans Approved by Shareholders(1)	Stock Option Plan(2)	14,955,958	$0.46
	RSU Plan	5,242,158	N/A	4,240,074
Total		20,198,116	$0.46	4,240,074

_______

Note:

(1)

The number of RSUs granted pursuant to the RSU Plan shall not exceed 11,497,315 Common Shares, being 10% of the total number of issued and outstanding Common Shares on the date the RSU Plan was adopted by the Board. As of the date of this Circular, 6,242,158 RSUs have been granted pursuant to the RSU Plan and 1,000,000 RSUs have been settled for Common Shares, resulting in 4,255,157 remaining available for grant. Notwithstanding the foregoing, the Common Shares reserved for issue under the RSU Plan, together with any Common Shares reserved for issue pursuant to the Stock Option Plan, may not exceed 10% of the total issued and outstanding Common Shares (on a non-diluted basis) on the date of a grant of RSUs to a Participant. Accordingly, as of the date hereof, an additional 1,540,074 RSUs and options, in the aggregate, remain available for grant. See “Matters to be Considered at the Meeting – Approval of the Stock Option Plan” and “Matters to be Considered at the Meeting – Approval of the RSU Plan.”

- 32 -

As at the date of this Circular, the number of stock options and RSUs outstanding that were issued under the Stock Option Plan and RSU Plan, respectively, represents approximately 8.79% of the outstanding Common Shares.

Pension Plan Benefits

The Corporation does not have and does not intend to implement any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

Termination of Employment, Change in Responsibilities, and Employment Contracts

The following describes the respective consulting agreements entered into by the Corporation and each NEO as of December 31, 2021:

Name and Position	Notice Period	Monthly Fees	Severance on Termination	Severance on Change of Control
Justin Kenna, Chief Executive Officer(	N/A	US$50,000	12 months’ fees	24 months’ fees
Kevin Wright, President and Former CEO	30 days	$18,750	18 months’ fees	36 months’ fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control
Paul Bozoki, Chief Financial Officer	30 days	$10,000	6 months’ fees	24 months’ fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control
Jan Neumeister, Head of European Operations	30 days	US$12,500	3 months’ fees	N/A

Change of Control Provisions

For the purpose of the agreements with the officers as set forth above, “Change of Control” is defined as the acquisition by any person or entity of:

(1) shares or rights or options to acquire Common Shares or securities which are convertible into Common Shares or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast at a meeting of the Shareholders of the Corporation;

(2) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Corporation or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or

(3) more than 50% of the material assets of the Corporation, including the acquisition of more than 50% of the material assets of any material subsidiary of the Corporation.

Such Change of Control payments may be triggered by either the Corporation or the officer who elects within one year from the date of such Change of Control to elect to have such officer’s agreement terminated.

- 33 -

Summary of Termination Payments

The estimated incremental payments, payables and benefits that might be paid to the officers pursuant to the above noted agreements in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control is effective as of December 31, 2021) are detailed below:

Name and Position	Termination not for Cause ($)(1)	Termination on a Change of Control ($)(1)
Justin Kenna, Chief Executive Officer
Salary/Fees	$752,100	$1,504,200
Bonus:	Nil	Nil
Total:	$752,100	$1,504,200
Kevin Wright, President
Salary/Fees	$225,000	$675,000
Bonus:	Nil	$168,500
Total:	$225,000	$843,500
Paul Bozoki, Chief Financial Officer
Salary/Fees	$60,000	$240,000
Bonus:	Nil	Nil
Total:	$60,000	$240,000
Jan Neumeister, Head of European Operations
Salary/Fees	$47,006	N/A
Bonus:	Nil	N/A
Total:	$47,006	N/A

Note:

(1)	Amounts for Mr. Kenna and Mr. Neumeister have been converted from USD into CAD at the average exchange rate for 2021 of US$1.000:C$1.2535.

Other Arrangements

No management functions of the Corporation or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Corporation or its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Director, executive officer or Director nominee proposed for election at the Meeting (or any associates thereof) are indebted to the Corporation or any of its subsidiaries and none of the Corporation or any of its subsidiaries has guaranteed or otherwise agreed to provide assistance in the maintenance or servicing of any indebtedness of any Director, executive officer or Director nominee proposed for election at the Meeting (or any associates thereof).

DIRECTOR AND OFFICER INSURANCE

The Corporation maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Corporation has purchased in respect of directors and officers an aggregate of $5,000,000 in coverage. The approximate amount of premiums paid by the Corporation during the financial year ended December 31, 20201 in respect of such insurance was $80,600.

Subject to the limitations contained in the OBCA, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation’s request as a director or officer or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, investigative or other proceeding in which the individual involved because of that association with the Corporation or other entity, if (a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and (c) a court or other competent authority has not judged that the individual has committed any fault or omitted to do anything that the individual ought to have done.

- 34 -

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, the Corporation is not aware of any material interest, direct or indirect, of: (i) any informed person of the Corporation or any associate or affiliate of any informed person, in any transaction since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its Subsidiaries; (ii) any proposed nominee for election as a Director, or any associate or affiliate of such person, in any matter to be acted upon at the Meeting; or (iii) any person who has been a Director or executive officer of the Corporation at any time since the beginning of the last financial year, or any associate or affiliate of any such person, in any matter to be acted upon at the Meeting, other than with respect to the approval of the Stock Option Plan and RSU Plan as described in this Circular.

On June 30, 2021, the Corporation completed the acquisition of all of the issued and outstanding membership interests (the “Interests”) in the capital of Nextgen Tech LLC (d/b/a Complexity Gaming) pursuant to a purchase agreement (the “Purchase Agreement”) among the Corporation, Blue & Silver Ventures Ltd., Goff NextGen Holdings, LLC and Jason Lake. As consideration for the acquisition of the Interests, the Company issued 83,328,750 Common Shares pursuant to the terms of the Purchase Agreement, of which 56,871,872 Common Shares were issued to Blue & Silver Ventures Ltd. and 18,957,291 Common Shares were issued to Goff NextGen Holdings, LLC. Blue & Silver Ventures Ltd. and Goff NextGen Holdings, LLC each subsequently participated in a non-brokered private placement of units at a purchase price of $0.40 per unit, with each unit comprised of one common share and one-half of one commons hare purchase warrant of the Corporation, and acquired 5,312,500 and 15,937,500 units, respectively. Each whole warrant entitles the holder thereof to purchase one Common Share at a price of $0.60 per Common Share (subject to adjustment) until July 22, 2023.

STATEMENT OF GOVERNANCE PRACTICES

Director Independence

Currently, the Board is comprised of six Directors, four of whom are considered to be independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”), being Craig Armitage, Travis Goff, Paul LeBreux and Tom Walker. Justin Kenna is not considered to be an independent Director since he is the Chief Executive Officer of the Corporation and Kevin Wright is not considered to be an independent Director since he is the President of the Corporation. If the individuals nominated for election as Directors at the Meeting are elected, the Board will be comprised of six Directors, four of whom will be considered to be independent within the meaning of Section 1.4 of NI 52-110.

The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management of the Corporation: (i) a majority of the directors are not management of the Corporation and four are independent, (ii) members of management, including without limitation, the President and CEO of the Corporation, are not present for the discussion and determination of certain matters at meetings of the Board unless required, (iii) under the by-laws of the Corporation, any two directors may call a meeting of the Board; (iv) in addition to the standing committees of the Board, independent committees will be appointed from time to time, when appropriate; and (v) the Board policy is to hold in-camera meetings with the independent directors at the end of each meeting of the Board or committee of the Board to the extent required. The Corporation’s Audit Committee is comprised entirely of independent Directors.

Board Mandate

The Board does not have a written mandate. The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation, and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board is responsible for the oversight and review of: (i) the strategic planning process of the Corporation; (ii) identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; (iii) a communications policy for the Corporation to facilitate communications with investors and other interested parties; and (iv) the integrity of the Corporation’s internal control and management information systems.

- 35 -

The Board discharges its responsibilities directly and through its committees, currently consisting solely of the Audit Committee.

Meetings

The Board meets not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Corporation. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent directors takes place.

The Chairman of the Board provides leadership to the directors in discharging the Board’s mandate, including: leading, managing and organizing the Board consistent with the approach to governance adopted by the Board from time to time; promoting cohesiveness among the directors; and being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The Chairman of the Board provides advice, counsel and mentorship to the Corporation’s management team, promotes the provision of information to the directors on a timely basis, is responsible for various tasks in connection with meetings of the directors and presides over meetings of the Corporation’s shareholders.

In discharging its mandate, the Board and any committee of the Board have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Corporation) as the Board or any such committee determines to be necessary to permit it to carry out its duties.

The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinion to assist the members of the Board in their deliberations. Management attendees who are not Board members are excused for any agenda items which are reserved for discussion among directors only.

Board Committees

Audit Committee

The purposes of the Audit Committee are to assist the Board’s oversight of: the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements; the qualifications and independence of the Corporation’s independent auditors; and the performance of the independent auditors and the Corporation’s internal audit function.

The Corporation’s Audit Committee is currently comprised of three directors: Paul LeBreux (Chair), Craig Armitage and Tom Walker, each of whom is considered “independent” and “financially literate” within the meaning of NI 52-110. For the education and experience relevant to the performance by each such person of the responsibilities as a member of the Audit Committee, see “Matters to be Considered at the Meeting – Election of Directors – Nominees for Election to the Board. The members of the Audit Committee are appointed annually by the Board and serve at the pleasure of the Board until their successors are duly appointed.

NI 52-110 relating to the composition and function of audit committees applies to every CSE-listed corporation, including the Corporation. NI 52-110 requires the Corporation to have a written audit committee charter and to make the disclosure required by Form 52-110F2, which includes disclosure of the text of the audit committee charter in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the Board. A copy of the Audit Committee charter is set out in Schedule “A”.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year has there been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

- 36 -

Reliance on Certain Exemptions

At no time during the Corporation’s fiscal year ended December 31, 2021 has the Corporation relied on the exemption in Section 2.4 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. However, the Corporation is relying on the exemption contained in section 6.1 of NI 52-110 and is not required to comply with Parts 3 and 5 of NI 52-110 given that it is a venture issuer as defined in NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee of the Corporation has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

Kreston GTA LLP is the Company’s auditor and has served in such capacity continuously since March 26, 2021. From May 8, 2013 until the appointment of Kreston GTA LLP, McGovern Hurley LLP, Chartered Accountants, was the external auditor of the Company. For the fiscal years ended December 31, 2021 and November 30, 2020, the Corporation was billed the following fees by the external auditors:

Fee Category	Fiscal year ended December 31, 2021	Fiscal year ended November 30, 2020
Audit fees	$150,000	$73,000
Audit-related fees(1)	$65,000	$27,000
Tax fees(2)	Nil	$5,000
All other fees(3)	Nil	Nil
Total	$215,000	$105,000

Notes:

(1)	Audit-related fees in each of 2021 and 2020 were for quarterly reviews of unaudited financials.
(2)	Tax fees in each of 2021 and 2020 were for paid for tax compliance services including preparation of tax returns and tax-related advice.

Before the auditors are engaged by the Corporation to render audit or non-audit services, the engagement is approved by the Audit Committee.

Directorships and Board Interlocks

None of the Directors currently sits on the board of another public company.

The Board considers it to be good governance to avoid interlocking relationships if possible. However, there is no formal limit on the number of the Directors that may sit on the same public company board and/or committee. The Board considers interlocking memberships on a case-by-case basis. As of the date hereof, there are no interlocking board membership among the Directors.

Position Descriptions

The Board has not adopted formal position descriptions for the Chairman, the committee chair or the Chief Executive Officer as their respective roles are well understood within GameSquare.

Orientation and Continuing Education

The Board will be responsible for ensuring that new directors are provided with an orientation and education program, which will include information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all meetings of the Board and are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

- 37 -

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. The Board notes that it has benefited from the experience and knowledge of individual members of the Board in respect of the evolving governance regime and principles. The Board ensures that all directors are apprised of changes in the Corporation’s operations and business.

Ethical Business Conduct

The Board is apprised of the activities of the Corporation and ensures that it conducts such activities in an ethical manner. The Board has not adopted a written code of business conduct and ethics, however, the Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to consultants, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary actions for violations of ethical business conduct. In particular, the Board ensures that directors exercise independent judgment in considering transactions and certain activities of the Corporation by holding in-camera sessions of independent directors, when applicable, and by having each director declare his or her interest in a particular transaction and abstaining from voting on such matters, where applicable.

Nomination and Election of Directors

Generally, the independent directors are responsible for identifying and recruiting new candidates for nomination to the Board and reviewing the qualifications of new candidates proposed by other members of the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the independent directors whose responsibility it is to develop, and periodically update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Corporation.

Other Board Committees

The Board does not have any standing committees other than the Audit Committee.

Assessments

The Board and its individual directors are assessed on an informal basis continually as to their effectiveness and contribution. Each member of the Board is encouraged to engage in discussions amongst the members of the Board as to evaluation of the effectiveness of the Board as a whole and of each individual director. All directors are free to make suggestions for improvement of the practice of the Board at any time and are encouraged to do so.

Environmental, Social and Governance

The Corporation understands that Environmental, Social and Governance (“ESG”) matters are becoming increasingly valued by its various stakeholders, including our shareholders, customers, suppliers and employees. The Corporation is committed to embedding these practices into its business model, which include: (i) complying with all applicable environmental laws and regulations; (ii) actively supporting diversity and inclusion; (iii) aiming to provide safe and healthy environment for all employees; and (iv) promoting a culture where all of the Corporation’s employees share the foregoing commitments. The Corporation expects to continue to focus its ESG initiatives within the above areas while assessing additional areas of importance to its stakeholders in the coming year.

- 38 -

Shareholder Engagement

Management welcomes frequent dialogue with shareholders. Management is committed to ensuring that if items of significant concern are raised by shareholders, these items are brought to the attention of the Board. In addition, management regularly engages with the investment community through: annual and quarterly reports, news releases, the Corporation’s website https://www.gamesquare.com, disclosure and regulatory documents filed on SEDAR at www.sedar.com; quarterly conference calls to review financial and operating results open to all investors, the investment community, analysts and media; attendance at investor-focused conferences; and are available to meet or set up calls, as requested, with shareholders and potential shareholders.

Conflicts of Interest

In accordance with the OBCA, Directors or officers of the Corporation who have a material interest in a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the Directors are required to act honestly and in good faith with a view to the best interests of the Corporation.

Some of the Directors and officers of the Corporation have or will have either other employment or other business or time restrictions placed on them and, accordingly, these Directors and officers of the Corporation will only be able to devote part of their time to the affairs of the Corporation.

Risk Oversight

The Board is responsible for identifying the principal risks of the Corporation and the mitigation strategies with regards to those risks, and for taking reasonable steps to ensure that management has an effective risk management structure in place relative to its risk profile so the Corporation can achieve its strategy and objectives. The Board periodically discusses with management guidelines and policies with respect to risk assessment, risk management, and major strategic, financial and operational risk exposures, and the steps management has taken to monitor and control any exposure resulting from such risks. The Board relies on senior management to supervise day-to-day risk management, and management reports quarterly to the Audit Committee.

The Board believes that the most significant risks facing the Corporation vary from time to time depending on the prevailing economic climate and the specific nature of the Corporation’s activities at the relevant time. From time to time, the Board reviews general and particular risks faced by the Corporation. A comprehensive list of material risks applicable to the Corporation and how they are mitigated is provided in the Corporation’s management’s discussion and analysis for the thirteen months ended December 31, 2021 and annual report on Form 20-F.

OTHER BUSINESS

The management of the Corporation and the Directors are not aware of any matters intended to come before the Meeting other than those items of business set forth in the attached Notice of Meeting accompanying this Circular. If any other matters properly come before the Meeting, it is the intention of the persons designated by management in the Form of Proxy to vote in respect of those matters in accordance with their judgment.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a Shareholder proposes to raise at the annual meeting to be held in 2023 is March 4, 2023.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on the Corporation’s profile on the SEDAR website at www.sedar.com. Additional financial information is provided in the audited consolidated financial statements and management’s discussion and analysis of the Corporation for the thirteen months ended December 31, 2021. Copies of this Circular, and the audited consolidated financial statements of the Corporation as at and for the thirteen months ended December 31, 2021, may be obtained without charge by writing to the President at 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5. The Corporation may require payment of a reasonable charge if the request is made by a person who is not a Shareholder. These documents and additional information relating to the Corporation may also be found on SEDAR at www.sedar.com and on the Corporation’s website at https://www.gamesquare.com.

- 39 -

APPROVAL OF DIRECTORS

The contents and the sending of this Circular to the Shareholders have been approved by the Board of Directors.

Dated: May 4th, 2022	BY ORDER OF THE BOARD OF DIRECTORS “Justin Kenna”
Justin Kenna Chief Executive Officer GameSquare Esports Inc.

- 40 -

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Schedule A

Audit Committee Charter

(Implemented pursuant to National Instrument 52-110)

This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

PART 1

Purpose: The purpose of the Committee is to:

(a)	significantly improve the quality of the Corporation’s financial reporting;
(b)	assist the Board to properly and fully discharge its responsibilities;
(c)	provide an avenue of enhanced communication between the Board and external auditors;
(d)	enhance the external auditor’s independence;
(e)	increase the credibility and objectivity of financial reports; and
(f)	strengthen the role of the outside members of the Board by facilitating in depth discussions between Members, management and external auditors.

1.1 Definitions

“accounting principles” has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

“Affiliate” means a company that is a subsidiary of another company or companies that are controlled by the same entity;

“audit services” means the professional services rendered by the Corporation’s external auditor for the audit and review of the Corporation’s financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

“Board” means the board of directors of the Corporation;

“Charter” means this audit committee charter;

“Corporation” means GameSquare Esports Inc.;

“Committee” means the committee established by and among certain members of the Board for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;

“Control Person” means any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation, except where there is evidence showing that the holder of those securities does not materially affect control of the Corporation;

“executive officer” means an individual who is:

(a)	the chair of the Corporation;
(b)	the vice-chair of the Corporation;
(c)	the President of the Corporation;

A-1

(d)	the vice-president in charge of a principal business unit, division or function including sales, finance or production;
(e)	an officer of the Corporation or any of its subsidiary entities who performs a policy-making function in respect of the Corporation; or
(f)	any other individual who performs a policy-making function in respect of the Corporation;

“financially literate” has the meaning set forth in Section 1.3;

“immediate family member” means a person’s spouse, parent, child, sibling, mother or father-inlaw, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the person or the person’s immediate family member) who shares the individual’s home;

“independent” has the meaning set forth in Section 1.2;

“Instrument” means National Instrument 52-110;

“MD&A” has the meaning ascribed to it in the National Instrument;

“Member” means a member of the Committee;

“National Instrument 51-102” means National Instrument 51-102 Continuous Disclosure Obligations; and

“non-audit services” means services other than audit services.

1.2 Meaning of Independence

1. A Member is independent if the Member has no direct or indirect material relationship with the Corporation.

2. For the purposes of subsection 1, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

3. Despite subsection 2 and without limitation, the following individuals are considered to have a material relationship with the Corporation:

(a) a Control Person of the Corporation;

(b) an Affiliate of the Corporation; and

(c) an employee of the Corporation.

1.3 Meaning of Financial Literacy -- For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

PART 2

2.1 Audit Committee – The Board has hereby established the Committee for, among other purposes, compliance with the Instrument.

2.2 Relationship with External Auditors – The Corporation will henceforth require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

2.3 Committee Responsibilities

1. The Committee shall be responsible for making the following recommendations to the Board:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and
(b)	the compensation of the external auditor.

A-2

2. The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

This responsibility shall include:

(a)	reviewing the audit plan with management and the external auditor;
(b)

reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(c)	questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;
(d)

reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e)

reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;

(f)	reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow up to any identified weakness;
(g)	reviewing interim unaudited financial statements before release to the public;
(h)	reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and the MD&A;
(i)	reviewing any evaluation of internal controls by the external auditor, together with management’s response;
(j)	reviewing the terms of reference of the internal auditor, if any;
(k)	reviewing the reports issued by the internal auditor, if any, and management’s response and subsequent follow up to any identified weaknesses; and
(l)	reviewing the appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process, as applicable.

3. The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer’s external auditor.

4. The Committee shall review the Corporation’s financial statements, MD&A and annual and interim earnings press releases before the Corporation publicly discloses this information.

5. The Committee shall ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and shall periodically assess the adequacy of those procedures.

6. When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31, and the planned steps for an orderly transition.

7. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in the National Instrument, on a routine basis, whether or not there is to be a change of auditor.

A-3

8. The Committee shall, as applicable, establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
(b)	the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9. As applicable, the Committee shall establish, periodically review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

10. The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.

2.4 De Minimis Non-Audit Services – The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

(a)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer’s external auditor during the fiscal year in which the services are provided;

(b)	the Corporation or the relevant subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and
(c)

the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5 Delegation of Pre-Approval Function

1. The Committee may delegate to one or more independent Members the authority to preapprove non-audit services in satisfaction of the requirement in subsection 2.3(3).

2. The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 1 must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1 Composition

1. The Committee shall be composed of a minimum of three Members.

2. Every Member shall be a director of the issuer.

3. The majority of Members shall be independent.

4. Every audit committee member shall be financially literate.

PART 4

4.1 Authority – Until the replacement of this Charter, the Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;
(b)	set and pay the compensation for any advisors employed by the Committee;
(c)	communicate directly with the internal and external auditors; and
(d)	recommend the amendment or approval of audited and interim financial statements to the Board.

PART 5

5.1 Disclosure in Information Circular -- If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the Board, the Corporation shall include in its management information circular the disclosure required by Form 52-110F2 (Disclosure by Venture Issuers).

A-4

PART 6

6.1 Meetings

1. Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.

2. Opportunities shall be afforded periodically to the external auditor, the internal auditor, if any, and to members of senior management to meet separately with the Members.

3. Minutes shall be kept of all meetings of the Committee.

A-5

SCHEDULE “B”

AMENDMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	the articles of GameSquare Esports Inc. (the “Corporation”) shall be amended to (i) amend the rights, privileges, conditions and restrictions of the existing class of common shares of the Corporation (the “Common Shares”) such that they have the rights, privileges, conditions and restrictions as set out in Appendix 1; and (ii) create a new class of shares of the Corporation consisting of an unlimited number of proportionate voting shares of the Corporation (the “Proportionate Voting Shares”) having the rights, privileges, conditions and restrictions as set out in Appendix 2;

(2)	notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation may, in its sole discretion, rename the Common Shares as “Subordinate Voting Shares” of the Corporation or revoke this special resolution before it is acted upon, without further approval of the shareholders; and

(3)	any one or more of the directors or officers of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution (including, without limitation, the execution and filing of articles of amendment and such other forms as required) such determination to be conclusively evidenced by the execution and delivery of such documents, or the doing of any such act or thing.

B-1

APPENDIX 1

TO AMENDMENT RESOLUTION

SPECIAL RIGHTS, PRIVILEGES, CONDITIONS AND RESTRICTIONS ATTACHED TO

COMMON SHARES

The Common Shares of the Corporation shall consist of an unlimited number of shares designated as “Common Shares”. The specific rights, privileges, conditions and restrictions attaching to the Common Shares are as follows:

1.1 Voting

The holders of common shares in the capital of the Corporation (“Common Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation except a meeting at which only the holders of another class or series of shares are entitled to vote. Each Common Share shall entitle the holder thereof to one vote at each such meeting.

1.2 Equality

Except as set out in these Articles, the Common Shares and proportionate voting shares in the capital of the Corporation (“Proportionate Voting Shares”) have the same rights and are equal in all respects and shall be treated by the Corporation as if they were shares of one class only.

In connection with any Change of Control Transaction (as defined below) requiring approval of the holders of Common Shares and Proportionate Voting Shares under the Business Corporations Act (Ontario), holders of Common Shares and Proportionate Voting Shares shall be treated equally and identically, on a per share basis (except in respect of the number of votes allotted to each share and the 100:1 economic rights of the Proportionate Voting Shares versus the Common Shares), unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Common Shares or their proxyholders in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

For the purpose of these Articles, a “Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Corporation, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in (i) the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its direct or indirect parent) more than fifty percent (50%) of the total voting power of the voting securities of the Corporation, the continuing entity or its direct or indirect parent, and more than fifty percent (50%) of the total number of outstanding Common Shares (on an “as converted” basis in the case of Proportionate Voting Shares), the continuing entity or its direct or indirect parent, in each case as outstanding immediately after such transaction, and (ii) the shareholders of the Corporation immediately prior to the transaction owning voting securities of the Corporation, the continuing entity or its direct or indirect parent immediately following the transaction in substantially the same proportions (vis-a-vis each other) as such shareholders owned the voting securities of the Corporation immediately prior to the transaction (provided that in neither event shall the exercise of any exchangeable shares of a subsidiary of the Corporation that are exchangeable into shares of the Corporation be taken into account in such determination, and provided that each Proportionate Voting Shares shall be considered as equivalent to one hundred (100) Common Shares).

1.3 Alteration to Rights of Common Shares

So long as any Common Shares remain outstanding, the Corporation will not, without the consent of the holders of Common Shares expressed by separate special resolution, alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Common Shares; or

(b)	affect the rights or special rights of the holders of Common Shares or Proportionate Voting Shares on a per share basis as provided for herein.

B-2

1.4 Dividends

The holders of Common Shares shall be entitled to receive such dividends payable in cash or property of the Corporation as may be declared thereon by the board of directors from time to time. The board of directors may not declare any dividend payable in cash or property (other than a stock dividend payable in Common Shares) on the Common Shares unless the board of directors simultaneously declares a dividend payable in cash or property (other than a stock dividend payable in Common Shares or Proportionate Voting Shares) on the Proportionate Voting Shares in an amount per share equal to the amount of the dividend declared per Common Share, multiplied by one hundred (100), and each fraction of a Proportionate Voting Share will be entitled to the applicable fraction thereof.

The board of directors may declare a stock dividend payable in Common Shares on the Common Shares, but only if the board of directors simultaneously declare a stock dividend payable in:

(a)

Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share (or fraction thereof) equal to the number of shares declared per Common Share (or fraction thereof); or

(b)

Common Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share (or fraction thereof) equal to the number shares declared per Common Share, multiplied by one hundred (100).

1.5 Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation to its shareholders for the purposes of winding up its affairs, the holders of the Common Shares shall be entitled to participate pari passu with the holders of Proportionate Voting Shares on the basis that each Proportionate Voting Share will be entitled to the amount of such distribution per Common Share multiplied by one hundred (100), and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount otherwise payable in respect of a whole Proportionate Voting Share.

1.6 Subdivision or Consolidation

The Common Shares shall not be consolidated or subdivided unless the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

1.7 Voluntary Conversion of Common Shares

Common Shares shall be convertible at the option of the holder into such number of Proportionate Voting Shares as is determined by dividing the number of Common Shares being converted by one hundred (100) (the “Common Share Conversion Right”).

Before any holder of Common Shares shall be entitled to voluntarily convert Common Shares into Proportionate Voting Shares in accordance with this subsection 1.7, the holder shall surrender the certificate or certificates representing the Common Shares to be converted at the head office of the Corporation, the office of any transfer agent of the Common Shares or such other location or way as instructed by the Corporation, deliver any other document, including any medallion signature guarantee, as may be required by the Corporation’s transfer agent, if applicable, and shall give written notice to the Corporation at its head office of his, her or its election to convert such Common Shares and shall state therein the name or names in which the certificate or certificates representing the Proportionate Voting Shares are to be issued (a “Common Shares Conversion Notice”). Unless the board of directors determines otherwise, the Corporation shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his, her or its nominee, a certificate or certificates or direct registration statement representing the number of Proportionate Voting Shares to which such holder is entitled upon conversion of such Common Shares and such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Common Shares to be converted is surrendered and the Common Shares Conversion Notice is delivered, and the person or persons entitled to receive the Proportionate Voting Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Proportionate Voting Shares as of such date. For avoidance of doubt, fractions of Proportionate Voting Shares may be issued in respect of any amount of Common Shares in respect of which the Common Share Conversion Right is exercised which is less than one hundred (100).

B-3

1.8          Conversion of Common Share Upon an Offer

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(a)

 required, pursuant to applicable securities legislation or the rules of any stock exchange on which the Proportionate Voting Shares and/or the Common Shares may then be listed (or would be if the offeree was located in Canada), to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (a “Proportionate Voting Share Offer”); and

(b)

 not made to the holders of Common Shares for consideration per Common Share equal to 0.01 of the consideration offered per Proportionate Voting Share and otherwise on identical terms, and with no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased under the offer for Proportionate Voting Shares;

each Common Share shall become convertible at the option of the holder into Proportionate Voting Shares on the basis of one hundred (100) Common Shares for one (1) Proportionate Voting Share, at any time while the Proportionate Voting Share Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Proportionate Voting Share Offer. The Corporation shall provide notice to holders of Common Shares of a Proportionate Voting Share Offer which satisfies subsection (a) and (b). For avoidance of doubt, fractions of Proportionate Voting Shares may be issued in respect of any amount of Common Shares which are exercised under a Proportionate Voting Share Offer which is less than one hundred (100).

The conversion right with respect to a Proportionate Voting Share Offer may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such Proportionate Voting Share Offer, and for no other reason. If the conversion right is exercised, the Corporation shall procure that the transfer agent for the Proportionate Voting Shares shall deposit under such Proportionate Voting Share Offer, the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

B-4

APPENDIX 2

TO AMENDMENT RESOLUTION

SPECIAL RIGHTS, PRIVILEGES, CONDITIONS AND RESTRICTIONS ATTACHED TO

PROPORTIONATE VOTING SHARES

The Proportionate Voting Shares of the Corporation shall consist of an unlimited number of shares designated as “Proportionate Voting Shares”. The specific rights, privileges, conditions and restrictions attaching to the Proportionate Voting Shares are as follows:

1.1 Voting

The holders of proportionate voting shares in the capital of the Corporation (“Proportionate Voting Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation except a meeting at which only the holders of another class or series of shares are entitled to vote. Each Proportionate Voting Share shall entitle the holder to one hundred (100) votes and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by one hundred (100) and rounding the product down to the nearest whole number, at each such meeting.

1.2 Equality

Except as set out in these Articles, the Common Shares and the Proportionate Voting Share have the same rights and are equal in all respects and shall be treated by the Corporation as if they were shares of one class only.

In connection with any Change of Control Transaction requiring approval of the holders of Common Shares and Proportionate Voting Shares under the Business Corporations Act (Ontario), holders of Common Shares and Proportionate Voting Shares shall be treated equally and identically, on a per share basis (except in respect of the number of votes allotted to each share and the 100:1 economic rights of the Proportionate Voting Shares versus the Common Shares), unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of the outstanding Proportionate Voting Shares or their proxyholders in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

1.3 Alteration to Rights of Proportionate Voting Shares

So long as any Proportionate Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of Proportionate Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Proportionate Voting Shares; or

(b)

affect the rights or special rights of the holders of Common Shares and Proportionate Voting Shares on a per share basis which differs from the basis of one (1) per share in the case of the Common Shares, and one hundred (100) per share in the case of the Proportionate Voting Shares.

At any meeting of holders of Proportionate Voting Shares called to consider such a separate special resolution, each Proportionate Voting Share shall entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

B-5

1.4 Dividends

The holders of Proportionate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Corporation as may be declared by the board of directors from time to time. The board of directors may not declare any dividend payable in cash or property (other than a stock dividend payable in Common Shares or Proportionate Voting Shares) on the Proportionate Voting Shares unless the board of directors simultaneously declares a dividend payable in cash or property on the Common Shares (other than a stock dividend payable in Common Shares) in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by one hundred (100).

The board of directors may declare a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares or Common Shares on the Proportionate Voting Shares, but only if the board of directors simultaneously declares a stock dividend payable in:

(a)

in the case of a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares (or fraction thereof), Common Shares on the Common Shares, in a number of shares per Common Share equal to the number of shares declared per Proportionate Voting Share (or fraction thereof); or

(b)

in the case of a stock dividend payable in Common Shares on the Proportionate Voting Shares (or fraction thereof), Common Shares on the Common Shares, in a number of shares per Common Share equal to the number of shares declared per Proportionate Voting Share (or fraction thereof), divided by one hundred (100).

1.5 Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation to its shareholders for the purpose of winding up its affairs, the holders of the Proportionate Voting Shares shall be entitled to participate pari passu with the holders of Common Shares on the basis that each Proportionate Voting Share will be entitled to the amount of such distribution per Common Share multiplied by one hundred (100), and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Proportionate Voting Share.

1.6 Subdivision or Consolidation

The Proportionate Voting Shares shall not be consolidated or subdivided unless the Common Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

1.7 Mandatory Conversion of Proportionate Voting Shares

All issued and outstanding Proportionate Voting Shares will automatically, without any action on the part of the holder, be converted into Common Shares on the basis of one hundred (100) Common Shares for one (1) Proportionate Voting Share if the board of directors, in its sole discretion, determines that it is no longer in the best interests of the Corporation to retain Proportionate Voting Shares (the “Mandatory Conversion”). The Corporation will send, or cause its transfer agent to send, notice of the Mandatory Conversion to each holder of Proportionate Voting Shares (a “Mandatory Conversion Notice”) specifying:

(a)

that all issued and outstanding Proportionate Voting Shares will automatically be converted into Common Shares on the basis of one hundred (100) Common Share for one (1) Proportionate Voting Share; and

(b)	the number of Common Shares into which the Proportionate Voting Shares held by such holder have been converted.

As soon as practicable after the sending of the Mandatory Conversion Notice, the Corporation shall issue or shall cause its transfer agent to issue to each holder of Proportionate Voting Shares certificates representing the number of Common Shares into which such holder’s Proportionate Voting Shares have been converted.

B-6

1.8 Voluntary Conversion of Proportionate Voting Shares

Each Proportionate Voting Share shall be convertible at the option of the holder into such number of Common Shares as is determined by multiplying the number of Proportionate Voting Shares being converted by one hundred (100). Fractions of Proportionate Voting Shares may be converted into such number of Common Shares as is determined by multiplying the fraction by one hundred (100) (the “Proportionate Voting Share Conversion Right”).

Before any holder of Proportionate Voting Shares shall be entitled to voluntarily convert Proportionate Voting Shares into Common Shares in accordance with this subsection 1.7, the holder shall surrender the certificate or certificates representing the Proportionate Voting Shares to be converted at the head office of the Corporation, the office of any transfer agent of the Proportionate Voting Shares or such other location or way as instructed by the Corporation, deliver any other document, including any medallion signature guarantee, as may be required by the Corporation’s transfer agent, if applicable, and shall give written notice to the Corporation at its head office of his, her or its election to convert such Proportionate Voting Shares and shall state therein the name or names in which the certificate or certificates representing the Common Shares are to be issued (a “Proportionate Voting Shares Conversion Notice”). The Corporation shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his, her or its nominee, a certificate or certificates or direct registration statement representing the number of Common Shares to which such holder is entitled upon conversion and such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Proportionate Voting Shares to be converted is surrendered and the Proportionate Voting Shares Conversion Notice is delivered, and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Common Shares as of such date. For avoidance of doubt, fractions of Proportionate Voting Shares may be converted into such number of Common Shares as is determined by multiplying the fraction by one hundred (100) under the Proportionate Voting Share Conversion Right.

1.9 Conversion of Proportionate Voting Shares Upon an Offer to Acquire Common Shares

In the event that an offer is made to purchase Common Shares, and such offer is:

(a)	required, pursuant to applicable securities legislation or the rules of any stock exchange on which the Common Shares and/or Proportionate Voting Shares may then be listed (or would be if the offeree was located in Canada), to be made to all or substantially all of the holders of Common Shares in a province or territory of Canada to which the requirement applies (a “Common Share Offer”); and

(b)	not made to the holders of Proportionate Voting Shares for consideration per Proportionate Voting Share equal to one hundred (100) times the consideration offered per Common Share and otherwise on identical terms, and with no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased under the offer for Common Shares;

each Proportionate Voting Share shall become convertible at the option of the holder into Common Shares on the basis of one hundred (100) Common Shares for one (1) Proportionate Voting Share, at any time while the Common Share Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Common Share Offer. The Corporation shall provide notice to holders of Proportionate Voting Shares of the Common Share Offer which satisfies subsection (a) and (b). For avoidance of doubt, fractions of Proportionate Voting Shares may be converted with respect to the Common Share Offer into such number of Common Shares determined by multiplying the fraction by one hundred (100).

The conversion right with respect to the Common Share Offer may only be exercised for the purpose of depositing the Common Shares acquired upon conversion under such Common Share Offer, and for no other reason. If the conversion right is exercised, the Corporation shall procure that the transfer agent for the Common Shares shall deposit under such Common Share Offer, the Common Shares acquired upon conversion, on behalf of the holder.

B-7

SCHEDULE “C”

CONSOLIDATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	the articles of GameSquare Esports Inc. (the “Corporation”) be amended to change the number of issued and outstanding common shares of the Corporation (“Common Shares”) by consolidating the issued and outstanding Common Shares on the basis of one new Common Share for four (4) existing Common Shares (the “Common Share Consolidation”), and in the event that the Common Share Consolidation would otherwise result in a shareholder’s holding a fraction of a Common Share, such shareholder shall not receive any whole new Common Shares or any cash consideration for each such fraction;

(2)	any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver or cause to be delivered Articles of Amendment to the Director under the Business Corporations Act (Ontario) to reflect the effect of this special resolution;

(3)	notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized in their sole discretion to revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the shareholders; and

(4)	any one or more of the directors or officers of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution (including, without limitation, the execution and filing of articles of amendment and such other forms as required) such determination to be conclusively evidenced by the execution and delivery of such documents, or the doing of any such act or thing.

C-1